                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

                       CORPORATE OFFICE, 1 ATLANTIC QUAY,
                                 GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F ___
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No   X
                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. 2001/2002 preliminary results including fourth quarter results to 31 March 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     /s/ Scottish Power plc
                                                     ---------------------------
                                                     (Registrant)

Date May 1, 2002                                 By: /s/ Alan McCulloch
     -----------------                               ---------------------------
                                                     Alan McCulloch
                                                     Assistant Company Secretary

2001/02 PRELIMINARY RESULTS including Fourth Quarter Results to 31 March 2002

Summary

..    Second half earnings per share* 45% higher than previous year
..    Good recovery underway, particularly driven by improved US performance
..    Full year profit before tax* (Pounds)567 million, down (Pounds)61 million
..    Exceptional items of (Pounds)1.3 billion including goodwill write back of
     (Pounds)753 million
..    A firm programme for continuing improvement in operational performance
..    Disposals completed: clear strategy to become a leading international energy company

Chief Executive's Statement:

Ian Russell, Chief Executive of ScottishPower, said, "The past year has been difficult for ScottishPower, but results through the second half of the year showed continuing improvement and earnings per share were 45% higher than those in the second half of the previous year. This was due to much improved operational performance in our US and Infrastructure businesses. The total dividend per share** for the year to March 2002 is up 5% to 27.34p and in March 2002 we announced the dividend policy with effect from the year ending March 2004. In addition, we have redefined our company as an international energy business through a series of disposals in line with the strategic aim we set out twelve months ago.

The UK electricity market remains very challenging, but we are making good progress in developing our energy trading expertise and improving our costs to serve in the UK Division. Our cost cutting programmes in Infrastructure continue to drive us closer to our target of meeting the regulator's efficiency frontier. Our focus on PacifiCorp's management priorities has delivered much better third and fourth quarter results. Overall we believe that these actions position the group well for a good recovery, particularly in the US.

Having completed our strategic disposals, ScottishPower's strategy is now to become a leading international energy company. We manage regulated and competitive businesses in the UK and the US to serve electricity and gas customers. We invest only in businesses where we can deploy proven skills and strong local market knowledge.

Our regulated businesses seek to provide a base for steady growth, by consistent investment and by driving our performance with excellent operational and regulatory management. In competitive activities where we have knowledge and skill advantages, we seek to enhance margins through the integration of generation, trading and customer services, underpinned by best in class operations.

We have made a good start to the current year and believe that our management focus and renewed, strong commitment to leading operational performance, will drive the sustained creation of shareholder value. The Board also believes that this focus and commitment will enable it to take advantage of the opportunities to create shareholder value that will, over time, arise from the changing structure of our industry in the UK, the rest of Europe and the US."

* Before goodwill amortisation and exceptional items
** Dividends per ADS will be confirmed in a separate announcement today.

For further information:
Dominic Fry        Group Director Corporate Communications  020 7651 2000
Colin McSeveny     Group Media Relations Manager            020 7651 2000
Andrew Jamieson    Head of Investor Relations               020 7651 2000

SECTION 1 - OVERVIEW OF 2001/02 PRELIMINARY RESULTS

All figures below are before the impact of goodwill amortisation and exceptional items unless otherwise stated. "Quarter" relates to the three months to 31 March 2002 unless otherwise stated.

Results in 2001/02 were significantly different between the first and second halves of the year. The financial performance of ScottishPower was affected in the first half by excess power costs experienced in the US as a consequence of the California power crisis, resulting in additional costs of $300 million in the second quarter. Beginning in the third quarter, however, we began to see a recovery in financial and operating performance that has continued through to the conclusion of the year.

Turnover of (Pounds)6.31 billion was slightly below last year's (Pounds)6.35 billion, reflecting the exit from our UK Appliance Retailing operations. Operating profit of (Pounds)944 million was (Pounds)26 million less than operating profit in 2000/01, primarily because of tough UK energy market conditions. Earnings per share were 26.12 pence in 2001/02, compared to 27.86 pence a year ago due to lower UK Division profit and increased interest charges.

The process that began in early 2001 to reshape the company included the sale and closure of the UK Appliance Retailing business, the demerger of Thus and the sale of Southern Water. These three businesses are now reported as discontinued operations within our financial results for the full year. Together with exceptional reorganisation costs of (Pounds)19 million, these changes resulted in exceptional charges of (Pounds)1.33 billion (before interest and tax) in the year, including (Pounds)1,187 million in respect of Southern Water (including goodwill write back of (Pounds)738 million), and (Pounds)120 million in relation to disposal and closure of UK Appliance Retailing (including (Pounds)15 million of goodwill write back).

ScottishPower's second half performance was led by the improvement in the US Division, as a result of lower power costs, increased regulatory revenues and continued progress in delivering Transition Plan cost savings ahead of target. Cost savings in the Infrastructure Division also remain on track, and the flexibility of the UK generation plant helped deliver value during the year under the new trading arrangements.

We announced in March 2002 our dividend policy to apply with effect from the year ending March 2004. We reaffirmed our stated aim of growing dividends by 5% per annum nominal for the period to March 2003. Thereafter, the Board intends to adopt a dividend policy that reflects both the reduced proportion of the group's profit derived from UK regulated infrastructure businesses and the need to balance future investment with an appropriate dividend return for shareholders. Accordingly, with effect from the year ending March 2004, we intend to target dividend cover, based on earnings before goodwill and exceptional items, in the range of 1.5-2.0 times, and ideally towards the middle of that range. We intend to grow dividends broadly in line with earnings thereafter.

SECTION 2 - FINANCIAL REVIEW

------------------------------------------------------------------------------
     Q4        Q4                                               Year      Year
  00/01     01/02                                              00/01     01/02
------------------------------------------------------------------------------
1,780.0   1,537.3   Turnover ((Pounds) million)              6,349.3   6,314.1
------------------------------------------------------------------------------
  273.0     362.6   Operating profit ((Pounds) million)*       970.2     944.1
------------------------------------------------------------------------------
      -  (1,206.0)  Exceptionals (before interest & tax)      (120.7) (1,326.1)
                    ((Pounds) million)
------------------------------------------------------------------------------
  187.2     267.6   Profit before tax ((Pounds) million)*      628.0     567.1
------------------------------------------------------------------------------
   7.86     11.99   Earnings per share (pence)*                27.86     26.12
------------------------------------------------------------------------------
   6.51     6.835   Dividends per share (pence)**              26.04     27.34
------------------------------------------------------------------------------

*    Before goodwill amortisation and exceptional items
** Cash dividends, excluding "dividend in specie". The ADS dividend rate will be confirmed in a separate announcement today.

Fourth Quarter to 31 March 2002
-------------------------------

Group turnover for the fourth quarter fell by (Pounds)243 million to (Pounds)1,537 million with turnover in our continuing operations decreasing by (Pounds)143 million to (Pounds)1,393 million. US Division turnover decreased by (Pounds)148 million to (Pounds)698 million for the quarter as a result of reductions in wholesale power prices. UK Division turnover improved by (Pounds)1 million to (Pounds)625 million in the quarter compared to the equivalent period last year, due to growth in wholesale revenues offset by lower electricity retail sales. Turnover within Power Systems rose by (Pounds)4 million to (Pounds)70 million reflecting higher regulatory revenues. Discontinued operations' turnover decreased by (Pounds)100 million to (Pounds)145 million during the quarter principally as a result of the exit from our UK Appliance Retailing business completed in the third quarter.

Group operating profit in the fourth quarter increased by (Pounds)90 million (33%) to (Pounds)363 million as a result of improved performance particularly in the US. In our continuing operations, we achieved profit growth of (Pounds)93 million to (Pounds)324 million, with the US contributing an additional (Pounds)102 million of profit reflecting regulatory rate increases, lower power costs and the impact of the Hunter plant outage on the fourth quarter last year. Operating profit for the fourth quarter in the UK Division was (Pounds)55 million, a fall of (Pounds)7 million on the equivalent period last year, primarily due to the challenging trading conditions experienced in the UK wholesale electricity market. In the Infrastructure Division, Power Systems reported a fall of (Pounds)2 million in operating profit to (Pounds)101 million for the quarter due to higher rates and depreciation. Operating profit for our discontinued operations decreased by (Pounds)3 million to (Pounds)39 million, due to higher Thus losses.

Exceptional items of (Pounds)1,206 million (before interest and tax) were recognised in the fourth quarter. This includes an exceptional charge of (Pounds)1,187 million arising on the sale of Southern Water, comprising a (Pounds)449 million provision for loss on disposal, including expenses, and a non-cash (Pounds)738 million write back of goodwill. As goodwill was written off to reserves at the time Southern Water was acquired, recognising this charge in the profit and loss account has had no impact on reported net assets. The exceptional operating charges of (Pounds)19 million relate to costs associated with our recent UK organisational and manpower review to lower headcount by approximately 500 comprising call centre, operations and support staff. There were no exceptional items in the fourth quarter of 2000/01.

Net debt increased in the quarter from (Pounds)6,172 million at December 2001 to (Pounds)6,208 million at 31 March 2002. The movement in net debt for the quarter decreased from (Pounds)540 million last year to (Pounds)36 million this year, a quarter-on-quarter improvement of (Pounds)504 million. Last year's fourth quarter outflows included the adverse cash impact of high power prices in the western US and (Pounds)228 million in respect of the acquisition of Rye House power station. Significant cash improvements achieved this quarter were due to improved operational cash flows in the UK businesses, lower taxation payments and favourable exchange rate movements. Since the year end net debt has reduced by approximately (Pounds)2 billion following the sale of Southern Water.

Earnings per share for the quarter, compared to last year, increased by 4.13 pence (53%) to 11.99 pence, as a result of the improved performance in the US. The fourth quarter results for last year reflected the high power prices in the western US and the adverse impact of the Hunter plant outage. For our continuing operations there are no material non-recurring items in operating income or costs in the results before exceptional items of this fourth quarter.

Year to 31 March 2002
---------------------

Group turnover for the year to 31 March 2002, decreased by (Pounds)35 million to (Pounds)6,314 million. Continuing operations' turnover increased by (Pounds)113 million to (Pounds)5,523 million, with the US Division contributing revenues of (Pounds)3,154 million, a rise of (Pounds)31 million on the prior year due to increased unregulated revenues in PacifiCorp Power Marketing Inc. (PPM) of (Pounds)173 million, rate increases in PacifiCorp and foreign exchange benefits, offset by significant reductions in wholesale market prices. Turnover in the UK Division rose by (Pounds)58 million to (Pounds)2,121 million due to higher gas retail and wholesale revenues and increased output from new generating plant, partially offset by lower electricity retail sales due to lower volumes and prices. Power Systems' turnover was (Pounds)248 million, an increase of (Pounds)24 million on last year due to higher regulatory sales volumes and prices. Turnover in our discontinued operations fell by (Pounds)148 million to (Pounds)791 million due to our exit from UK Appliance Retailing, which resulted in lower group revenues year on year of (Pounds)185 million, offset in part by year-on-year revenue growth by Southern Water of (Pounds)7 million and Thus of (Pounds)30 million.

Group operating profit for the year to 31 March 2002 reduced by (Pounds)26 million to (Pounds)944 million, with operating profit from continuing operations falling by (Pounds)15 million to (Pounds)801 million. The challenging conditions experienced in the UK energy market and the price premium currently being borne under the Nuclear Energy Agreement (NEA) resulted in a fall of (Pounds)44 million in the UK Division's profit. However, this was substantially offset by the benefits derived from the operating cost saving programme within Power Systems, where operating profit increased by (Pounds)14 million in the year, and by the recovery in PacifiCorp's operating profit in the US. The US Division reported year-on-year profit improvement of (Pounds)16 million after incurring some $300 million of additional excess net power costs earlier this year as a result of the unprecedented fall in wholesale price levels in the western US market. Depreciation for the year for continuing activities increased by (Pounds)47 million to (Pounds)409 million, reflecting our recent capital investment in new generation in the US and last year's acquisition of Rye House power station in the UK. Operating profit for our discontinued operations decreased by (Pounds)11 million to (Pounds)144 million, as a result of a (Pounds)5 million fall in Southern Water's profit to (Pounds)216 million and an increase in Thus losses of (Pounds)6 million, which contributed an operating loss of (Pounds)64 million for the year to 19 March 2002, the date of the demerger. Depreciation for the year for discontinued activities increased from (Pounds)118 million to (Pounds)146 million.

Exceptional items of (Pounds)1,326 million (before interest and tax) have been recognised in the year to 31 March 2002. These exceptional items relate to the disposal of Southern Water and UK reorganisation costs recognised in the fourth quarter, further details of which are given above, and a charge of (Pounds)120 million associated with our disposal of and withdrawal from UK Appliance Retailing which was recognised in the first quarter. An exceptional charge of (Pounds)121 million was incurred last year in respect of the costs of implementing the PacifiCorp Transition Plan.

Profit before tax for the full year fell by (Pounds)61 million to (Pounds)567 million. The tax charge for the year was (Pounds)122 million before taking account of tax relief of (Pounds)39 million relating to exceptional charges. The corresponding amounts for 2000/01 were (Pounds)141 million and (Pounds)46 million respectively. The effective rate of tax on profit before exceptional items and the amortisation of goodwill was 21.5% (2000/01: 22.5%). The rate benefited by the release of provisions made in prior years, following agreement with the tax authorities on the treatment of specific items and, although corporate tax rates in the US are higher than those in the UK, the financial structure of the group results in a reduction in the amount of overseas tax payable.

Net debt increased in the year by (Pounds)923 million to (Pounds)6,208 million at 31 March 2002. Free cash flow for the year was (Pounds)786 million compared to (Pounds)888 million for the same period last year. The reduction of (Pounds)102 million is attributable to lower operating cash flows partly offset by lower taxation payments. The group invested (Pounds)1,228 million in capital projects, an increase of (Pounds)132 million on the previous year. This included (Pounds)254 million invested in new generation plant in the UK and US Divisions, (Pounds)136 million invested in expansion of our electricity networks in the US and Power Systems, and (Pounds)355 million spent on network system maintenance and generation plant refurbishment throughout the group. A further (Pounds)267 million was invested in Southern Water and (Pounds)78 million in Thus. Gearing (net debt/shareholders' funds) increased to 131% from 90% at 31 March 2001. Due to the timing of the completion of the Southern Water disposal, the year end debt position does not include the (Pounds)2.05 billion gross proceeds, including debt assumed by the purchaser, as a result of the sale. The cash consideration which was received during April 2002, has been used to reduce group net debt and results in pro forma gearing at 31 March 2002 of 89%.

Looking ahead to next year's cash flow, in addition to the proceeds received from the Southern Water disposal, the group is focused on reducing the cash outflow through profit growth and reduced capital expenditure.

The net interest charge for the year to 31 March 2002, excluding exceptional interest, increased by (Pounds)46 million to (Pounds)379 million as a result of the higher debt levels in the UK and US, partly offset by lower interest rates in the UK. The exceptional interest charge of (Pounds)31 million principally relates to costs associated with restructuring the debt portfolio, as a consequence of the sale of Southern Water. Consolidated interest cover reduced from 3.0 times for the year to 31 March 2001 to 2.5 times for the year to 31 March 2002.

Group earnings per share increased by 45% to 22.59 pence for the second half compared to last year, mainly as a result of the improved performance in the US. For the full year earnings per share were 26.12 pence compared with 27.86 pence last year, due to lower UK divisional profit and higher interest charges.

Dividends for the year included a 'dividend in specie' of (Pounds)437 million arising on the demerger of Thus. The fourth quarter cash dividend of 6.835 pence per share brings ordinary dividends for the full year to 27.34 pence per share, consistent with our stated aim of 5% annual increase in dividends to March 2003. The ADS dividend rate will be confirmed in a separate announcement today.


SECTION 3 - BUSINESS REVIEW

US DIVISION
-----------

The US Division comprises PacifiCorp, our regulated utility business, and our competitive business PacifiCorp Power Marketing Inc.

The US Division reported operating profit of (Pounds)168 million for the fourth quarter, an improvement of (Pounds)102 million (152%) on the equivalent period last year. Last year's fourth quarter results included the impact of the Hunter plant outage and significantly reduced hydro availability resulting in additional excess net power costs. For the full year, the US Division's operating profit increased by (Pounds)16 million to (Pounds)367 million. In the second half of the year there was a (Pounds)326 million improvement in the US operating profit compared to the first half of the year. This is as a result of lower power costs, regulatory rate increases and continued progress with the Transition Plan, offset in part by planned additional costs on strategic projects, risk mitigation and from new investment activities.

PacifiCorp

PacifiCorp operates in six western US states as one of the three-largest regulated western electric utilities, serving 1.5 million customers. The company is focused on improving its financial performance and customer service, as well as returning to among the best in class regulated electric utilities in the US. To achieve these strategic goals, the company is concentrating on achieving its target return on equity of approximately 11% by 2004/05, through the regulatory recovery of costs incurred on behalf of customers, general rate cases and through improving operating efficiencies system-wide by the Transition Plan initiated in May 2000.

PacifiCorp operates a relatively balanced system, meeting between 80-90% of its power needs with a combination of its own generation and with long-term purchase agreements, with the remainder of the company's requirements being met through a variety of physical and financial market approaches. PacifiCorp has a good balance of coal and gas-fired generation, hydro and wind, enabling us to respond quickly to markets. The company has some 8 GW of generating plant, producing typically some 57 TWh and purchases some 13 TWh under both long-term and short-term contracts. PacifiCorp has customer demand across retail and wholesale markets of around 70 TWh. Going forward, the company's strategy is to reduce exposure to wholesale markets.

After 18 months of high prices and volatility, the wholesale power and natural gas markets in the western US have returned to more normal levels. After 10-12 months of flat or reduced load demand, indicators are that economic recovery is beginning in the US. In addition, regional hydro-electric availability and precipitation levels have also returned to more normal ranges compared to conditions a year ago.

Each state regulatory commission establishes its own rate of return on equity for the company. Returns for PacifiCorp to 30 September 2001, being the last reportable period, were approximately half the current target level of approximately 11% due to the impact of power costs, regulatory disallowances, and other costs, leaving significant room for improvement and growth.

Under UK GAAP, all of PacifiCorp's net power costs are charged to the profit and loss account when incurred. The regulatory recovery of the excess power costs charged to the profit and loss account in the second quarter will be recognised under UK GAAP when billed to customers.

PacifiCorp continues to seek regulatory recovery for costs incurred on behalf of customers. Filings include general rate cases, deferred accounting requests, and other filings as needed. Details of expected hearing dates for these and other regulatory actions are set out in an appendix to this announcement.

Revenues during the year benefited from regulatory rate increases of $91 million from general rate cases concluded, the full year effect of which will increase revenues by $125 million in the next financial year. Going forward, general rate case filings of $16 million in California and $14.2 million in Oregon remain open. An order in the Oregon case is expected by June 2002. The California Public Utility Commission has not yet initiated PacifiCorp's filing. In addition, PacifiCorp will receive a $1.8 million increase on 1 January 2003 as part of a Washington rate plan. Finally, the company is scheduled to file a general rate case in Wyoming in early May 2002 to recover $31 million in base rates.

At the end of March 2002, amounts held in deferred accounts under US GAAP for excess net power costs and associated carrying charges totaled $392 million. These costs have been fully expensed under UK GAAP. At the end of the fourth quarter, recovery has been requested on $308.5 million, which includes $22.8 million awarded in Oregon and currently open recovery amounts totaling $285.7 million, plus ongoing carrying charges. This includes an order anticipated in early May 2002 on a $147 million stipulation in Utah to resolve outstanding power cost issues related to the Hunter power station outage and summer 2001 excess net power costs. PacifiCorp also expects to file a request in Wyoming in early May to recover approximately $91 million in deferred excess net power costs in addition to the general rate request mentioned above. Recovery, in most cases, is expected to occur over 2-4 years. The benefit to revenues in the next financial year resulting from these recoveries and other orders expected to be concluded early in the first quarter of 2002/03, is anticipated to be approximately $100 million.

Good progress continues to be made with the PacifiCorp Transition Plan, with cumulative year-two cost savings achieved of $117 million, ahead of $113 million in the plan for 2001/02. The operating cost savings target for the Plan remains as announced in 2000: $300 million of savings by 2004/05. These savings are being achieved through a wide range of initiatives including fuel savings, service centre consolidations and improved procurement practices. For example, more than 20 operations centres have been closed to date to improve operating efficiencies, management layers have been significantly reduced, and engineering and administrative functions have been consolidated.

Customer service remains another key area of operational focus for PacifiCorp. The company made significant progress in 2001/02 in delivering improved service levels among regional utilities based on independent surveys as measured by J.D. Power and other sources. Call centre performance was significantly improved, with 80% of calls being answered within 20 seconds and customer complaints to regulators significantly lower over the past three years. A further independent customer survey of large industrial customers demonstrated that more than three out of every four customers were very satisfied with the company.

PacifiCorp continues to aim for best-in-class performance and our merger goal of becoming a top 10 US utility by 2004/05, based on various operating and financial performance metrics. PacifiCorp remains one of the lowest-cost operators with one of the highest generation plant availability levels in the western US. For example, in 2001/02 the company maintained plant availability of 87%, ahead of the regional average of 84%. In delivering one of our merger commitments, a further 50 MW of regulated wind power has been installed in Wyoming, adding to our portfolio of renewable resources.

As one of the 20 largest coal producers in the US, PacifiCorp has the third lowest cost of delivered coal of $0.81 per million btu for utilities using more than 10 million tons per year. The company currently produces 33% of its own coal needs and purchases the remaining 67%. Through timely procurement, PacifiCorp has achieved significant fuel savings as part of the Transition Plan.

To ensure necessary investments are made for infrastructure development, operations and maintenance, capital expenditure is underway to accommodate system growth and reliability. Out of a total of $531 million spent in the year to March 2002, $45 million was on new generation, $129 million on system growth, $279 million on maintenance of assets and $78 million on other capital projects including information technology.

In response to a changing environment, however, PacifiCorp spent $25 million on risk mitigation measures, including physical, hydro and temperature related hedges, which have reduced our commodity risk exposure. In addition, the company is making investments in new generation such as the Gadsby gas-fired units in Utah to offset summer peak loads. We expect to make further investments to improve operational reliability and security of supply of existing plants next year.

Capital expenditure and the related cost of capital charge are included in the capital base on which PacifiCorp is allowed to earn a return on equity through general rate cases. The outlook for capital expenditure for the year to March 2003 is forecast to be approximately $580 million with new generation ($30 million), system growth ($130 million), maintenance ($350 million) and other capital projects ($70 million).

In other strategic and regulatory matters, PacifiCorp has initiated a collaborative process in each of the six states it serves to investigate the challenges faced by PacifiCorp as a multi-state utility, using a Multi State Process (MSP). The MSP is a process by which solutions - including the company's proposed Strategic Restructuring Plan (SRP) - will be developed and reviewed by interested parties from across the company's service territory. If adopted by the states, the MSP should provide solutions to non-recovery of prudently incurred costs not currently captured by the states because of different cost allocation methodologies. In addition, MSP will seek to assure full recovery of prudent new generation investment.

Current regulatory disallowances, including the impact of different allocation methodologies, are approximately $100 million per annum and actions are being carried out to reduce unrecoverable costs or obtain recovery. In addition, a time lag may exist with costs expected to be recovered at a later date. PacifiCorp has implemented initiatives to improve our recording of the prudency of net power cost purchases and investments and other costs on behalf of customers. This documentation and consultation with states should result in a higher proportion of allowable costs in the future.

To plan generation and infrastructure investments more effectively in the future, we are seeking agreement with regulators on forecast demands and required generation capacity over a 20-year time horizon through the Integrated Resource Plan. The plan is due for filing by December 2002. An integrated approach to resource planning between the company and states is needed due to the large capital investments potentially required to serve customers over this time period.

The company's participation in a Regional Transmission Organization (RTO) took a further step in March with a filing to the US Federal Energy Regulatory Commission on the proposal to form RTO West. Under the proposal, regional transmission lines would function as a common carrier of wholesale electricity and enable simplified transmission services throughout the Northwest region of the US and Canada. RTO West is not scheduled to begin operations until about 2005. The benefits of the RTO are expected to be enhanced system reliability and improved market efficiency.

In Oregon, implementation of Senate Bill 1149, the state's electricity restructuring legislation for small industrial and residential customers, was started on 1 March 2002. Due to the upheaval in the western US market over the past 18 months, only a handful of customers elected to change suppliers although they will have another opportunity to choose a market provider at the end of the calendar year 2002. Costs incurred for Senate Bill 1149 totaling $18.3 million are being recovered over five years, with future expenses also to be filed for recovery.

PacifiCorp Power Marketing, Inc.

PacifiCorp Power Marketing, Inc. (PPM), our competitive US business, which commenced substantive operations during 2001, is growing systematically around a strategy of thermal / renewable generation and gas storage / hub services. PPM optimises portfolio returns through an integration of assets, trading and commercial development, taking a regional approach to growth.

PPM continues to develop generating assets and supply arrangements to be backed by long-term origination sales contracts, and has a pipeline of new opportunities in development. The company is currently targeting 15-20 renewable development projects, principally wind power, in 10 states across the western and mid-western US over the next five years. During the past year, PPM has developed a strong trading and risk management capability, positioning itself for the future. PPM's trading capability enables it to minimise the risk associated with managing its portfolio and to maximise the margins from the options available within its portfolio of assets and long-term origination agreements. Rather than attempting to create value through speculative approaches the company trades to protect and enhance the value of its existing portfolio.

We intend to grow PPM by developing opportunities within thermal generation, renewable generation and gas storage and hub services that provide the greatest risk-adjusted rate of return for ScottishPower. Although it is currently a small but growing part of the company, over the long-term we are targeting PPM to be a significant value business.

PPM has created a balanced business portfolio, investing in projects with trading flexibility, expansion capability and arbitrage opportunities. PPM has two signature power generation projects. The combined cycle gas turbine facility owned by the City of Klamath Falls and the Stateline windfarm which, together with other supply and development arrangements, represent 800 MW of capacity. Through its origination business, PPM has sold the equivalent amount of power forward through long-term contracts. In addition, PPM recently acquired a 40% interest in a gas storage and hub services business in Alberta, Canada and is now one of the operators of the facility.

The California Department of Water Resources, (CDWR), is the agency that negotiated power contracts in 2001 on behalf of the state's investor-owned utilities. In 2001 CDWR and PPM signed a 10-year power supply agreement. The state is challenging substantially all of the contracts CDWR signed in 2001 as too expensive or representing too much volume. In our view, PPM has a valid and legally binding contract, yet has been working with state energy officials to find a resolution that meets the needs of all parties. PPM has seven major contracts with five customers, CDWR, Sacramento Municipal Utility District, Snohomish Public Utility District, Seattle City Light and Bonneville Power Administration.

We expect PPM to be profitable in 2002/03 by virtue of its generation supply and long-term sale portfolio, and that it will grow as we focus on developing new supply and sale arrangements and sites to create future opportunities. Capital expenditure in 2002/03 is not expected to be extensive, with much of the activity oriented toward arranging renewable supply along with early phase development of gas storage facilities. PPM is driven toward developing opportunities within its business strategy that provide the greatest shareholder value.


UK DIVISION

In the UK Division, our strategy is to grow sales, optimise costs and enhance margins through the integration of generation assets, trading activities, and energy retailing to customers. This involves a focus on improving profitability in highly competitive wholesale and retail markets, on investing selectively in growth areas such as renewables generation, and on growing our customer numbers and delivering excellence in customer service.

This focus on energy has resulted in significant transformation and change for the Division. During the year we exited the financial services market and disposed of our UK Appliance Retailing business with minimal disruption, leaving ourselves free to concentrate on a new integrated structure for generation, trading and energy retail.

As a result of price pressure on generation margins across the industry and increased investment in customer acquisitions, operating profit for the UK Division decreased by (Pounds)7 million to (Pounds)55 million in the fourth quarter. Operating profit for the full year fell by (Pounds)44 million to (Pounds)79 million, due to the impact of falling wholesale market prices and the burden of the NEA. The results for the year also include the New Electricity Trading Arrangements (NETA) system error of (Pounds)10 million reported in the first quarter, offset by positive contributions from Rye House power station and growth in electricity and gas retail margins.

Wholesale electricity prices in England & Wales have fallen by approximately 18% since March 2001, to levels that we believe will not sustain investment in new thermal generating plant. The wholesale electricity price in Scotland is directly linked to that in England & Wales. Prices may recover to some extent as market participants mothball capacity, but we expect prices across the UK to remain under pressure for the next few years until the present overhang of generating capacity is reduced.

Generally lower electricity prices heighten the significant burden of the NEA on our Scottish business. In April 2001 we filed with the Court of Session our dispute with British Energy (BE) that seeks either a resolution of an agreed price for power from BE under the NEA, now that there is no longer a reference "Pool" price under NETA, or alternatively a declaration that the NEA is no longer capable of operating. In December an interim order decreed that an appropriate amount from the monthly BE invoices be paid by ScottishPower into an escrow account in lieu of paying BE until the dispute is resolved. BE appealed that order and a ruling was issued in April 2002 in BE's favour. This ruling does not impact on the proceedings dealing with the principal dispute between ScottishPower and BE. The court hearings with respect to the dispute are expected to begin in August 2002.

While falling wholesale prices have constrained the profitability of the UK Division as a whole, retail electricity margins have seen improvement. Retail gas margins have also delivered a strong performance during the year, increasing by (Pounds)9 million from last year. This gas margin improvement is mostly as a result of higher sales volume (8%), due to the successful retention of our customer base and slightly higher revenue following the domestic gas price increase in February 2002. We expect the UK gas prices to be increasingly linked to Europe through the interconnector to Zeebrugge, Belgium. European prices are currently linked to oil and we see no change to that until the advent of greater European market liberalisation.

Despite the tough underlying market conditions, UK Trading has made a contribution of over (Pounds)20 million in the year, including market-leading performance in the balancing mechanism, arbitrage gains and by optimisation of gas trading activities. Renegotiating the Rye House gas contract has significantly reduced gas purchase costs and enabled effective arbitrage and flexing of the Rye House plant.

During the year the UK Division traded 41.9 TWh of power, market share 12%, (37.6 TWh, market share 11% last year) and 1.7 billion therms of gas, market share 5% (1.0 billion therms, market share 3% last year). Generation output and purchases for the retail energy business were traded in order to hedge risk, protecting overall margins from wholesale price pressure and optimise daily demand requirements. Trading operates within strict risk limits and received Financial Services Authority authorisation during the year to trade in a range of energy products.

UK Division has a good balance of coal and gas-fired generation, hydro, wind and pumped storage plant, enabling us to respond quickly to market opportunities. We have some 5 GW of generating plant, generating typically some 20 TWh and purchase 14 TWh of British Energy's Scottish output. We have customer demand across retail and wholesale markets of around 33 TWh.

Exports to England & Wales continued at a high level, with available generation capacity on the interconnector at 91%. Exports to Northern Ireland commenced on 1 January 2002 and are expected to be about 1.7 TWh on a full year basis.

During the year we have made improvements to the operating performance of our generation assets and our plant is now amongst the most flexible in the UK. At the 2,400 MW coal fired power station at Longannet, despatch accuracy improved 30% and notice of load change is down to two minutes, leading to a fourfold increase in our ability to meet frequency response requirements. A 3% improvement in efficiency was also made at the station.

Meeting customers' expectations on service is a challenge faced by the whole sector. We are determined to improve the experience of dealing with ScottishPower and have migrated all our domestic customers onto a single IT and billing platform during the year. This temporarily interrupted service standards (within our expectations) but these are now restored and we are seeing a significant reduction in billing problems. In the light of this, we were pleased to receive an award from J.D. Power, recognising us as the best company for customer satisfaction in the domestic gas market. This enhanced reputation is feeding through into sales performance.

Against a background of declining customer numbers for many companies, we have successfully held our numbers at 3.5 million, comprising 2.6 million electricity customers and 0.9 million gas customers. Retention rates are broadly in line with the industry average of 67% (source, Ofgem January 2002) but customer losses are on a declining trend compared to April 2001 and churn has reduced by over four percentage points for both gas and electricity over the year. According to Ofgem, ScottishPower is the third ranked gas / electricity brand in the UK, despite having avoided expensive national television campaigns, concentrating on a successful winback campaign in our historic home areas and emphasising our "cheaper than British Gas" price positioning for dual fuel.

ScottishPower is the UK's second largest generator of wind power and we have plans to achieve 10% of our generation from renewable sources by 2010, in line with government targets. During the year we commissioned a 30 MW wind farm at Beinn an Tuirc, bringing our total capacity in UK and Ireland to 128 MW. We have submitted planning applications for a further 294 MW of wind power, including what will be Europe's largest on shore wind farm, south west of Glasgow. We have a further 250 MW under assessment at five UK sites, one of which is offshore. Indications are that Renewables Obligation Certificates are being offered at around 4.5p/kWh, a 50% premium to the buy-out price, reflecting the shortage of renewable output. ScottishPower is well placed to benefit from its early mover position in this segment of the market.

We are seeking planning permission for a major gas storage facility in Cheshire, to add to our Hatfield Moors facility. We expect greater demand for storage services as the UK becomes more dependent on imported gas in the middle of the decade and inter-connector capacity becomes a constraint.

In 2001/02, the UK Division capital expenditure was (Pounds)104 million with (Pounds)75 million targeted at growing our renewables business and maintaining our generating assets and (Pounds)29 million invested in improving business processes. We invested (Pounds)12 million in our Beinn an Tuirc wind farm and (Pounds)38 million in our existing generating plant, including the first phase of refurbishment of our hydro and pumped storage plant. Going forward, the capital programme will focus on developing renewable generation and extending the life of our coal-fired plant, subject to an acceptable outlook for wholesale prices.

We intend to build on the advantage of our single billing system with a programme of customer service process improvements to drive out more cost efficiencies and have recently announced a manpower reduction of approximately 500 in the UK Division. Our aim is to be best in class at delivering cost efficient, high quality customer service.

All final price controls on electricity and gas customers in the UK have now been removed, completing the process of de-regulation started in 1990. This has been made possible by the establishment of vigorous competition in energy supply across all customer types and all locations throughout Great Britain, and enables the energy supply market to operate on the same basis as other retail markets. Legislation to extend the new England & Wales electricity trading arrangements into Scotland through British Electricity Trading and Transmission Arrangements (BETTA) has been confirmed with a target implementation date of April 2004. We support a system that will enable all generators and suppliers to compete on the same basis across the country and will also facilitate the dismantling of the remaining differences between the Scottish market and the rest of Great Britain, in particular the NEA, and the other restructuring contracts put in place at the time of privatisation.

ScottishPower is contributing to the consultation on the Government's Energy Policy Review and is taking significant initiatives in the key areas of energy efficiency and renewables. ScottishPower is also actively identifying the reinforcement to the UK transmission infrastructure required to encourage development of renewable energy, in Scotland and elsewhere, to meet the environmental targets set by the Government and Scottish Executive.


INFRASTRUCTURE DIVISON

The Infrastructure Division reported operating profit of (Pounds)159 million for the fourth quarter, an increase of (Pounds)5 million on the equivalent period last year, primarily as a result of higher profits in Southern Water, which is now reported as a discontinued operation. For the full year to 31 March 2002, the Division's operating profit were (Pounds)571 million, reflecting a year-on-year increase of (Pounds)8 million. Power Systems' profit improved by (Pounds)14 million to (Pounds)355 million for the year, as it continued to deliver financial upsides from its restructuring programme, with operating cost reductions of (Pounds)39 million achieved during the year. These have mitigated in full the impact of regulatory price reductions experienced during the first half of the year and a gain on business disposals reported within last year's results. Southern Water's operating profit for the full year fell by (Pounds)5 million as a result of new capital obligation costs and increased depreciation charges, offset in part by (Pounds)11 million of cost savings.

Power Systems

In Power Systems we have just completed the second year of the current five-year regulatory contract which is based on a pre-tax real return of 6.5% on allowed investments in our network. Our strategy is to outperform targeted operating costs and to achieve better than planned outputs from our capital expenditure, while maintaining a high standard of customer service. Beyond that, value to our shareholders is maximised by investing consistently in the business, and minimising our own cost of capital. Strong levels of capital investment not only renew the network but also maintain the value of the Regulated Asset Base which underpins the future value of the business.

As a long-term business we must also look beyond the current regulatory contract. By meeting our various cost saving commitments, we expect our cost base in 2002/03 to be at or near the UK frontier. Our intention is to use this to enable a smooth pathway into the next period. In addition, external indications are that the environment for infrastructure investment is improving as government interest in renewables grows, and we expect to be well positioned in our Scottish and Manweb areas and to take advantage of increased investment opportunities emerging as a result.

We remain firmly on target to deliver (Pounds)75 million of cash cost savings by 2003, having achieved (Pounds)70 million to date, and the increased commercial focus that has arisen from the business change has identified a further (Pounds)33 million benefit to Power Systems by 2004, as previously announced.

The implementation of the asset manager / service provider structure has delivered significant savings through a wide range of initiatives that have brought a sharper commercial focus to contract management, greater network operational efficiency, stronger procurement practices, engineering innovation and staff reductions.

The structure enabled us to meet effectively the requirements of the Utilities Act 2000 to adopt new legal entities and organisational arrangements. A joint venture, Core Utility Solutions Limited, between ScottishPower and Alfred McAlpine was established on 27 February 2002 with plans to take advantage of growing opportunities in the new connections market. From an initial regional base, we expect the business to grow quickly to become a UK-wide multi-utility service provider.

Consistent with our strategy, our business continues to invest in networks, improving customer service and network reliability. The (Pounds)168 million spent rebuilding, refurbishing and connecting new customers also contributes to a continually growing Regulated Asset Base.

The business continues to build on substantial upgrading in the Scottish Borders area over the past four years through its latest initiative which will include the installation of more than 200 miles of new network and the latest in protection and control systems. The (Pounds)11 million investment over two years will significantly reduce the number of major faults and the amount of time it will take to restore supplies. The project is scheduled for completion in March 2004.

Full completion of the upgrade to the England-Scotland Interconnector to 2,200 MW is expected to be completed in May 2002. Full 2,200 MW capability cannot be attained until National Grid Company completes the reinforcement of its transmission system in North Yorkshire. This reinforcement has been further delayed due to the foot and mouth disease outbreak with completion now planned for October 2003. Nevertheless the upgrade works did help increase the average yearly Interconnector capability from 1,357 MW in 2000/01 to 1,480 MW in 2001/02 with capabilities of over 2,000 MW being achieved on certain days over the winter period.

The completion by ScottishPower last September of the 64 km overhead line from Ayr to Ballantrae allowed commercial operation of the Scotland-Northern Ireland Interconnector to commence on schedule on 1 January 2002 despite onerous winter working conditions and land access problems caused by foot and mouth disease.

Customer Service Guaranteed Standard failures are down 39% in 2001/02 due to the improved operational focus on fault restoration where failures against "restoring network faults within 18 hours" dropped from 317 (2000/01) to 117 (2001/02). Underlying system performance during 2001/02 improved during the year with customer interruptions (CI) down by 18% in Scotland, 8% in Manweb and customer minutes lost (CML) down by 14% in Scotland and 7% in Manweb. This continues the downward trend for CI and CML year on year. The headline figures were higher due to the impact of three short but severe weather events in each operating area.

Ofgem introduced the Information and Incentives Project (IIP) from 1 April 2002. This project is an incentive scheme designed to improve the quality of service delivered to customers, particularly reducing the number and duration of interruptions to customer supplies and improving the quality of telephone response. Distribution companies can be penalised up to 2% of their annual allowed revenue for failure to meet pre-specified targets for the number and duration of interruptions to supply and if the quality of their telephone response is below the average for the industry as a whole. Companies also have the opportunity of earning additional revenue in the final year, 2004/05, of the incentive scheme if they exceed their targets, depending on their rate of improvement.

Our objective is to invest the (Pounds)2.30 per customer per annum allowed in the current price control period to deliver the most effective improvements in overall customer interruptions.

We anticipate the underlying performance of our system will generally be better than that required by the IIP targets. We would hope therefore to avoid penalties; however, the possibility of weather related events mean that achievement of IIP targets every year cannot be guaranteed and therefore the risk of penalty payments remains.

Overall, our commitment to efficient operational practices and investment combine to outperform the regulatory rate of return and position us well for the forthcoming regulatory reviews.

Southern Water

We announced in March 2001 that we would seek greater value for shareholders from Southern Water by refinancing or selling the business. At a time when many prevailing share prices for UK water companies do not reflect their full regulatory asset values, we completed the successful sale of Southern Water to First Aqua in April 2002 for (Pounds)2.05 billion, including debt assumed by the purchaser, closely reflecting its regulatory asset value. The sale gives greater returns than the refinancing package proposed in November 2001, raising (Pounds)300 million more proceeds, and is considerably better than offers for the sale of the business received last year.

In December 2001, OFWAT commented that Southern Water was the only water company to be ranked as an A for operational cost efficiency in both water and waste water services, having been ranked poorly as D and E respectively when acquired by ScottishPower in 1996. The value realised for Southern Water reflects this high efficiency and the excellence in customer standards during ownership by ScottishPower. This illustrates our key skills in infrastructure asset management.


OTHER DISCONTINUED ACTIVITIES

UK APPLIANCE RETAILING

The decision to withdraw from the loss making UK Appliance Retailing business was announced in June 2001, with the disposal of part of the business to Powerhouse Retail finalised in October 2001 and the closure of the remaining operations now complete. An exceptional charge of (Pounds)120 million was recognised in the first quarter following this decision. UK Appliance Retailing's operating losses of (Pounds)9 million for the year are disclosed within discontinued operations.

THUS

The demerger of Thus successfully completed on 19 March 2002. The financial results of the group include the results of Thus up to this date, which are included within discontinued operations.

Thus contributed an operating loss of (Pounds)64 million, an increase of (Pounds)6 million on last year. Despite overcapacity and falling demand depressing the wholesale telecoms sector in general, Thus continued to deliver strong growth in EBITDA, which improved from negative (Pounds)21 million for the prior financial year, to positive (Pounds)2 million for the period up to demerger.

ENVIRONMENTAL RESPONSIBILITY

ScottishPower seeks to adopt a responsible approach to environmental governance across the range of our activities. Recognition of the soundness of our approach via external benchmarks is an important part of the process. We were placed at the top of the 2001/02 FT/BiE Survey of Corporate Environment Engagement and our Corporate Environment Report won the ACCA Reporting Award.

Shifting towards more sustainable energy supplies is critical to the reduction of long-term environmental risk. In our vision, we set out our aim of moving to become a leading renewables operator. We will do this by working with customers to promote energy efficiency, increasing choice through green products linked to renewables, ensuring security of supply, investing where possible in cleaner and more efficient forms of generation, and achieving lower emissions across our portfolio. We have made considerable strides in bringing on line new wind plant in the UK and US and aim to add a further 1,000 MW over the next few years. Our green energy offerings in the UK and

US have become market leaders. This together with the commissioning of new gas fired plant in the US and major initiatives on energy efficiency in the US and UK have taken us a considerable way towards our long-term sustainability vision.

HEALTH AND SAFETY

Over the last few years, our focus on safety policies and procedures has resulted in a significant reduction in lost time accidents. In the year to 31 December 2001 we were awarded 14 gold medals and 1 silver medal by ROSPA. In addition we were recognised by the Health and Safety Executive for our participation in the European Week of Safety.

DIVIDEND TIMETABLE

Key dates for the fourth quarter dividend for both ordinary and American Depositary Shares are as follows:

8  May 2002    Shares go ex-dividend
10 May 2002    Last date for registering transfers to receive fourth quarter dividend
14 June 2002   Fourth quarter dividend payable

APPENDIX - RECENT US RATE FILINGS AND SCHEDULE DATES

General Filings

Since the half-year, filings totalling $53.8 million have been requested in Oregon ($34.3 million), Washington ($3.5 million) and California ($16.0 million), comprising the following:

..  Oregon
On 31 December 2001 PacifiCorp filed for a $34.3 million price increase with the Oregon Public Utility Commission to reset rates to reflect future power costs. The level requested by the company was later amended to $25 million to reflect a return of wholesale power prices to more historic levels in the latter half of 2002. A settlement agreement (stipulation) between the company and interested parties was filed on 29 March 2002 and calls for a one-time net increase of $14.2 million to Oregon revenue requirement, effective from 1 June 2002.

..  Washington
As part of a five-year rate plan, a $3.5 million permanent rate increase was approved by the Washington Utilities and Transportation Commission and became effective on 1 January 2002.

..  California
PacifiCorp filed a $16 million general rate case on 21 December 2001 with the California Public Utility Commission and has asked for a final decision by late summer 2002. PacifiCorp remains engaged in efforts to sell its California service territory to Nor-Cal Electric Authority.

Other General Filing
In addition, in early May, PacifiCorp is expected to file a general rate case in Wyoming for $31 million, as well as for deferred amounts related to excess net power costs.

Deferred Excess Power Costs & Other Deferred Costs

Under US GAAP, excess net power costs, where approved by regulators, are initially deferred as regulatory assets and recovery is sought through rate filings. Allowable excess net power costs are only charged to income under US GAAP when regulatory mechanisms for recovery have been established. There is therefore a time lag between the recognition of allowable excess power costs under UK GAAP compared to US GAAP which will benefit future UK GAAP reported earnings.

---------------------------------------------------------------------------------------------------------------------------
At 31 March 2002
                                                            Currently                          Deferral not         31 Mar
                                              Recovery        Open          Amounts not         granted or           2002
                                              Awarded       Recovery       yet recovered       non deferred         Amounts
$m                                          31 Mar 2002     Requests        or requested          costs            Deferred
---------------------                       -----------    -----------     -------------      -------------        --------
Deferred Excess Power Costs
     Oregon                                        22.8          113.7 (1)          18.3                  -           154.8

     Utah                                             -          147.0              71.8             (109.7) (2)      109.1

     Wyoming                                          -              -              91.0                  -            91.0

     Idaho                                            -           25.0              12.4                  -            37.4

     California                                       -              -                 -                  -               -

     Washington                                       -              -                 -                  -               -

                                            -----------    -----------     -------------      -------------        --------
     Subtotal                                      22.8          285.7             193.5             (109.7)          392.3

Other Deferred Costs
     All States - Trail Mountain
     (investment & mine closure costs)                -           45.8                 -              (45.8) (3)          -
     Oregon
     (SB 1149 costs)                               18.3              -               4.3                  -            22.6
     Washington
     (DSM cost recovery)                            3.2              -                 -               (3.2)              -
                                            -----------    -----------     -------------      -------------        --------
     Total                                         44.3          331.5             197.8             (158.7)          414.9

(1) Of the $136.5 million total request made, $22.8 million has already been approved, resulting in a currently net open request of $113.7 million.

(2) Excess power costs incurred in Summer 2001 for which the Utah PSC has not yet granted deferral authority.

(3)   Permission to defer these costs is pending in all states.

--------------------------------------------------------------------------------

At 31 March 2002, PacifiCorp had $415 million of amounts deferred, including amounts requested in recent filings of $376 million, which consists of $44 million previously awarded and $332 million of currently open recovery requests.

In Oregon, PacifiCorp has deferred $155 million including carrying charges, net of costs recovered through amortisation. As part of a settlement agreement with the OPUC staff and intervenors, PacifiCorp has requested recovery of $137 million of this amount. An order is expected in this case by June 2002. This is not part of the Oregon stipulation discussed previously in "general filings."

In Utah, the Public Service Commission ("UPSC") is considering a settlement among PacifiCorp, utility regulators and consumer groups totalling approximately $147 million that would resolve outstanding power cost issues related to the Hunter power station outage and summer 2001 excess net power costs. The two major regulatory filings made by PacifiCorp in Utah totalled $205 million. PacifiCorp anticipates a commission order on the stipulation in early May 2002.

The Wyoming Public Service Commission granted PacifiCorp's request of 21 November 2001 to withdraw its application for approval to pass on approximately $13 million of excess net power costs, and instead to include the request in a general rate case that was scheduled to be filed in early May 2002. This action will allow the company to consolidate into the general rate case a request for all the deferred excess net power costs. These costs total approximately $91 million, including the Hunter plant outage-related costs, for which recovery is being sought. The May general rate case is expected to request $31 million of permanent rate relief.

In Idaho, PacifiCorp made a request to the Idaho Public Utilities Commission on 7 January 2002 to recover extraordinary power costs amounting to $38 million through a temporary 24-month customer surcharge. A stipulated agreement between the company, commission staff and interested parties for PacifiCorp to recover $25 million was filed on 10 April 2002, with a hearing and commission order expected in May 2002. The settlement proposes an effective date of 15 May 2002.

In Washington, PacifiCorp filed for a $3.7 million increase on 15 January 2002 to recover increased expenditures for energy efficiency programs. The request was approved and went into effect on 16 February 2002. At the end of the collection period, an estimated $3.2 million is due to be recovered.

Other Filings

PacifiCorp has filed applications in Utah, Wyoming, Oregon, and Idaho for the deferral and amortisation of the costs associated with the closure of the Trail Mountain mine in Utah totaling approximately $46 million. The applications are in various stages of review and approval by regulators.

PacifiCorp has also filed for power cost adjustment mechanisms (PCAMs) in Utah, Idaho, Oregon, and California to help moderate fluctuations in wholesale electric prices and volume volatility. In Utah, to settle outstanding historical excess power cost issues, PacifiCorp and the regulator have agreed not to pursue the PCAM until the first quarter of calendar 2004, subject to certain extraordinary events and conditions. PCAMs are proceeding in all states in which PacifiCorp operates as part of the integrated resource planning process. Also, a request to defer any summer 2002 excess power costs in Washington was filed on 5 April 2002. Under these mechanisms, if granted by the commissions, all or part of actual power costs above or below the level in rates will be shared with customers.

SAFE HARBOR

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are forward looking statements that are subject to risks and uncertainties. These include statements concerning our expectations and other statements that are not historical facts. In particular, the statements regarding our expected dividend policy; the amount, effect and timing of regulatory rate filings and increases in the US; our capital expenditure plans and forecasts; our expectations for growth and profitability of PacifiCorp Power Marketing; the effect of wholesale electricity prices on investment in new generating plant; the increasing link between the UK gas market and Europe and the link between European gas prices to oil; the demand for gas storage services in the UK; our plans for the development of renewable generation; our Infrastructure Division cost base being at or near the UK 'frontier'; that we will be well positioned in our Scottish and Manweb areas to take advantage or increased investment opportunities; our growth expectations for Core Utility Solutions; our expectation that our customer service performance will be better than required by the IIP targets; are subject to various uncertainties or changes depending upon a number of factors, including, but not limited to changes in the wholesale price for energy, particularly natural gas and electricity; our ability to effectively and efficiently operate our generation facilities; unexpected generation outages; unfavorable weather conditions that reduce demand for power or hydroelectric capacity; adverse economic conditions that decrease electricity consumption; and unexpected regulatory or legislative changes or developments affecting rates, generation costs and environmental standards. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We desire to qualify these statements for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Group Profit and Loss Account
for the three months ended 31 March 2002

                                               Three months ended 31 March 2002
                                 Except                                Except
                                 -ional                                -ional
                                 item-                                 item-
                                 conti        Total                     discon        Total
                   Contin-       -nuing       conti      Discon       -tinued        discon
                   uing          operat      -nuing      -tinued       operat       -tinued
                  operat-        -ions       operat      operat        -ions         operat
                   ions          (Note 3)     -ions       -ions        (Note 3)      -ions          Total
                   2002           2002        2002         2002         2002          2002          2002
        Notes   (Pounds) m     (Pounds) m  (Pounds) m   (Pounds) m   (Pounds) m    (Pounds) m    (Pounds) m
Turnover:
group and
share of
joint
ventures
and
associates      1,399.8              -     1,399.8         144.6            -         144.6        1,544.4
Less: share
of turnover
in joint
ventures           (6.9)             -        (6.9)            -            -             -           (6.9)
Less: share
of turnover
in
associates         (0.2)             -        (0.2)            -            -             -           (0.2)
                -------         ------     -------        ------       ------        ------        -------
Group
turnover    2   1,392.7              -     1,392.7         144.6            -         144.6        1,537.3
Cost of
sales            (844.3)             -      (844.3)        (82.9)           -         (82.9)        (927.2)
                -------         ------     -------        ------       ------        ------        -------
Gross profit      548.4              -       548.4          61.7            -          61.7          610.1
Transmission
and
distribution
costs            (108.0)             -      (108.0)         (7.4)           -          (7.4)        (115.4)
Administrative
expenses
(including
goodwill
amortisation)    (177.3)         (18.5)     (195.8)        (17.7)           -         (17.7)        (213.5)
Other operating
income             24.1              -        24.1           1.4            -           1.4           25.5
                -------         ------     -------        ------       ------        ------        -------
Operating profit
before
goodwill
amortisation      324.0          (18.5)      305.5          38.6            -          38.6          344.1
Goodwill
amortisation      (36.8)             -       (36.8)         (0.6)           -          (0.6)         (37.4)
                -------         ------     -------        ------       ------        ------        -------
Operating
profit      2     287.2          (18.5)      268.7          38.0            -          38.0          306.7
Share
of operating
profit
in joint
ventures            1.4              -         1.4             -            -             -            1.4
Share
of operating
profit
in
associates          0.2              -         0.2             -            -             -            0.2
                -------         ------     -------        ------       ------        ------        -------
                  288.8          (18.5)      270.3          38.0            -          38.0          308.3
Provision
for loss
on disposal
of Southern
Water before

goodwill
write back          -      -          -       -    (449.3)    (449.3)   (449.3)
Goodwill
write back          -      -          -       -    (738.2)    (738.2)   (738.2)
                -----   ----      -----    ---- ---------   --------  --------
Provision
for loss
on disposal
of
Southern
Water               -      -          -       -  (1,187.5)  (1,187.5) (1,187.5)
                -----   ----      -----    ---- ---------   --------  --------
Profit/(loss)
on ordinary
activities
before
interest        288.8  (18.5)     270.3    38.0  (1,187.5)  (1,149.5)   (879.2)
                -----   ----      -----    ---- ---------   --------
Net interest
and similar
charges
- Group before
exceptional
interest and
similar charges                                                          (95.6)
- Exceptional
interest and
similar charges                                                          (30.8)
- Joint ventures                                                          (1.0)
                                                                      --------
                                                                        (127.4)
                                                                      --------
Loss on
ordinary
activities
before goodwill
amortisation
and taxation                                                            (969.2)
Goodwill
amortisation                                                             (37.4)
                                                                      --------
Loss on
ordinary
activities
before taxation                                                       (1,006.6)
Taxation
- Group before
tax on exceptional
items                                                                    (57.5)
 - Tax on
exceptional
items                                                                     17.8
-Joint ventures                                                           (0.1)
                                                                      --------
            4                                                            (39.8)
                                                                      --------
Loss after
taxation                                                              (1,046.4)
Minority
interests                                                                 10.8
                                                                      --------
Loss for
the period                                                            (1,035.6)
Dividends
- Cash      6                                                           (126.1)
- Dividend in
specie on
demerger
of Thus     6                                                           (436.6)
                                                                      --------
                                                                        (562.7)
                                                                      --------
Loss retained                                                         (1,598.3)
                                                                      --------
Loss
per ordinary
share       5                                                        (56.24)p
Adjusting items
- exceptional
items                                                                 66.20p
- goodwill
amortisation                                                           2.03p
                                                                     -------
Earnings
per ordinary
share
before
exceptional
items and
goodwill
amortisation 5                                                        11.99p
                                                                     -------
Diluted
loss per
ordinary
share       5                                                        (56.13)p
Adjusting items
- exceptional
items                                                                 66.07p
- goodwill
amortisation                                                           2.03p
                                                                     -------
Diluted
earnings per
ordinary share
before
exceptional
items and
goodwill
amortisation 5                                                        11.97p
                                                                     -------
Cash dividend
per ordinary
share        6                                                        6.835p
                                                                     -------

Group Profit and Loss Account
for the three months ended 31 March 2001

                                        Three months ended 31 March 2001
                                                 Total      Total
                                                contin     discon
                                                 -uing     -tinued
                                                operat     operat
                                                 -ions      -ions       Total
                                                 2001       2001        2001
                              Notes           (Pounds)m  (Pounds)m   (Pounds)m
Turnover:
group and share of
joint ventures                                  1,540.3     244.4      1,784.7
Less: share
of turnover
in joint ventures                                  (4.7)        -         (4.7)
                                             ----------    ------    ---------
Group turnover                    2             1,535.6     244.4      1,780.0
Cost of sales                                  (1,092.4)   (166.6)    (1,259.0)
                                             ----------    ------    ---------
Gross profit                                      443.2      77.8        521.0
Transmission
and distribution
costs                                            (124.2)     (7.9)      (132.1)
Administrative
expenses
(including goodwill
amortisation)                                    (136.9)    (30.7)      (167.6)
Other
operating income                                   14.2       1.8         16.0
                                             ----------    ------    ---------
Operating profit
before goodwill
amortisation                                   231.4       41.6      273.0
Goodwill amortisation                          (35.1)      (0.6)     (35.7)
                                              ------     ------     ------
Operating profit                  2            196.3       41.0      237.3
Share of operating
loss in joint ventures                          (3.9)         -       (3.9)
                                              ------     ------     ------
Profit on ordinary
activities before
interest                                       192.4       41.0      233.4
                                              ------     ------
Net interest and
similar charges
-Group                                                               (80.5)
-Joint ventures                                                       (1.4)
                                                                    ------
                                                                     (81.9)
                                                                    ------
Profit on ordinary
activities before
goodwill amortisation
and taxation                                                         187.2
Goodwill amortisation                                                (35.7)
                                                                    ------
Profit on ordinary
activities before
taxation                                                             151.5
Taxation
- Group                                                              (45.7)
- Joint ventures                                                      (1.1)
                                                                    ------
                                 4                                   (46.8)
                                                                    ------
Profit after taxation                                                104.7
Minority interests                                                     3.6
                                                                    ------
Profit for the period                                                108.3
Dividends                        6                                  (119.4)
                                                                    ------
Loss retained                                                        (11.1)
                                                                    ------
Earnings per ordinary
share                            5                                   5.91p
Adjusting item
- goodwill amortisation                                              1.95p
                                                                    ------
Earnings per ordinary
share before
goodwill
amortisation                     5                                   7.86p
                                                                    ------
Diluted earnings per
ordinary share                   5                                   5.89p
Adjusting item
- goodwill amortisation                                              1.94p
                                                                    ------
Diluted earnings per
ordinary share
before
goodwill
amortisation                     5                                   7.83p
                                                                    ------
Cash dividend per
ordinary share                   6                                   6.51p
                                                                    ------

Group Profit and Loss Account
for the year ended 31 March 2002

                           Year ended 31 March 2002

                                 Except                              Except
                                -ional                               -ional
                                 item-                               items-
                                 conti        Total                  discon-       Total
                 Contin-        -nuing        conti      Discon      tinued       discon
                   uing         operat       -nuing     -tinued      operat      -tinued
                 operat-         -ions       operat      operat      -ions        operat
                   ions        (Note 3)      -ions       -ions      (Note 3)      -ions        Total
                   2002          2002         2002        2002        2002         2002         2002
    Notes       (Pounds)m     (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m    (Pounds)m    (Pounds)m
Turnover:
group and
share
of joint
ventures
and associates   5,545.9            -       5,545.9        791.3         -        791.3      6,337.2
Less: share
of turnover
in joint
ventures           (22.6)           -         (22.6)           -         -            -        (22.6)
Less: share
of turnover
in associates       (0.5)           -          (0.5)           -         -            -         (0.5)
                 -------        -----       -------        -----     -----        -----      -------
Group
turnover    2    5,522.8            -       5,522.8        791.3         -        791.3      6,314.1
Cost of
sales           (3,920.0)           -      (3,920.0)      (490.8)        -       (490.8)    (4,410.8)
                 -------        -----       -------        -----     -----        -----      -------
Gross profit     1,602.8            -       1,602.8        300.5         -        300.5      1,903.3
Transmission
and
distribution
costs             (479.3)           -        (479.3)       (33.3)        -        (33.3)      (512.6)
Administrative
expenses
(including
goodwill
amortisation)     (533.8)       (18.5)       (552.3)      (142.8)        -       (142.8)      (695.1)
Other operating
income              64.2            -          64.2          3.6         -          3.6         67.8
Utilisation of
Appliance
Retailing
disposal
provision              -            -             -         13.2         -         13.2         13.2
                 -------        -----       -------        -----     -----        -----      -------
Operating profit
before goodwill
amortisation       800.5        (18.5)        782.0        143.6         -        143.6        925.6
Goodwill
amortisation      (146.6)           -        (146.6)        (2.4)        -         (2.4)      (149.0)
                 -------        -----       -------        -----     -----        -----      -------
Operating
profit      2      653.9        (18.5)        635.4        141.2         -        141.2        776.6
Share of
operating
profit in
joint ventures       2.2            -           2.2            -         -            -          2.2
Share of
operating
profit in
associates           0.2            -           0.2            -         -            -          0.2
                 -------        -----       -------        -----     -----        -----      -------
                   656.3        (18.5)        637.8        141.2         -        141.2        779.0
Loss on disposal
of and
withdrawal
from
Appliance
Retailing
before
goodwill
write back             -            -             -            -    (105.0)      (105.0)      (105.0)
Goodwill
write back             -            -             -            -     (15.1)       (15.1)       (15.1)
                 -------        -----       -------        -----     -----        -----      -------
Loss on
disposal

of and
withdrawal
from
Appliance
Retailing          -        -          -      -    (120.1)    (120.1)   (120.1)
                ----    -----     ------  -----  --------   --------  --------
Provision
for loss
on disposal
of Southern
Water before
goodwill
write back         -        -          -      -    (449.3)    (449.3)   (449.3)
Goodwill
write back         -        -          -      -    (738.2)    (738.2)   (738.2)
                ----    -----     ------  -----  --------   --------  --------
Provision
for loss
on disposal
of Southern
Water              -        -          -      -  (1,187.5)  (1,187.5) (1,187.5)
                ----    -----     ------  -----  --------   --------  --------
Profit/(loss)
on ordinary
activities
before
interest       656.3    (18.5)     637.8  141.2  (1,307.6)  (1,166.4)   (528.6)
                ----    -----     ------  -----  --------   --------  --------
Net interest
and similar charges
-Group before
exceptional
interest and
similar charges                                                         (373.2)
- Exceptional
interest and
similar charges                                                          (30.8)
-Joint ventures                                                           (6.2)
                                                                      --------
                                                                        (410.2)
Loss on ordinary
activities before
goodwill amortisation
and taxation                                                            (789.8)
Goodwill amortisation                                                   (149.0)
                                                                      --------
Loss on ordinary
activities before
taxation                                                                (938.8)
Taxation
- Group before tax
on exceptional
items                                                                   (123.1)
-Tax on exceptional
items                                                                     38.8
-Joint ventures                                                            1.1
                                                                      --------
                     4                                                   (83.2)
Loss after
taxation                                                              (1,022.0)

Minority interests                                                        34.9
                                                                      --------
Loss for the financial year                                             (987.1)
Dividends
- Cash               6                                                  (503.5)
- Dividend in
specie on
demerger of Thus     6                                                  (436.6)
                                                                      --------
                                                                        (940.1)
                                                                      --------
Loss retained                                                         (1,927.2)
                                                                      --------
Loss per ordinary
share                5                                              (53.71)p
Adjusting items
- exceptional items                                                  71.72p
- goodwill amortisation                                               8.11p
                                                                    --------
Earnings per ordinary
share before
exceptional items
and goodwill
amortisation         5                                               26.12p
                                                                    --------
Diluted loss per
ordinary share       5                                              (53.64)p
Adjusting items
- exceptional items                                                  71.63p
- goodwill amortisation                                               8.10p
                                                                    --------
Diluted earnings per
ordinary share
before exceptional
items and goodwill
amortisation         5                                               26.09p
                                                                    --------
Cash dividends per
ordinary share       6                                               27.34p
                                                                    --------

Group Profit and Loss Account
for the year ended 31 March 2001
                           Year ended 31 March 2001

                                    Except-
                                     ional
                                     item-
                                     conti      Total      Total
                      Contin-        -nuing     conti      discon
                        uing         operat     -nuing    -tinued
                      operat-        -ions      operat     operat
                        ions        (Note 3)    -ions      -ions        Total
                        2001          2001       2001       2001        2001
          Notes      (Pounds m)    (Pounds m) (Pounds m) (Pounds m)  (Pounds m)

Turnover:
group and share of
joint ventures
and associates          5,421.9        -     5,421.9      939.5     6,361.4
Less: share
of turnover
in joint ventures         (11.7)       -       (11.7)         -       (11.7)
Less: share
of turnover
in associates              (0.4)       -        (0.4)         -        (0.4)
                       --------    -----    --------     ------    --------
Group turnover    2     5,409.8        -     5,409.8      939.5     6,349.3
Cost of sales          (3,837.0)   (62.1)   (3,899.1)    (570.4)   (4,469.5)
                       --------    -----    --------     ------    --------
Gross profit            1,572.8    (62.1)    1,510.7      369.1     1,879.8
Transmission
and distribution
costs                    (483.2)   (45.1)     (528.3)     (38.4)     (566.7)
Administrative
expenses
(including
goodwill
amortisation)            (446.1)   (13.5)     (459.6)    (182.0)     (641.6)
Other
operating income           46.6        -        46.6        3.8        50.4
                       --------    -----    --------     ------    --------
Operating profit
before goodwill
amortisation              815.3   (120.7)      694.6      154.9       849.5
Goodwill amortisation    (125.2)       -      (125.2)      (2.4)     (127.6)
                       --------    -----    --------     ------    --------
Operating profit     2    690.1   (120.7)      569.4      152.5       721.9
Share of operating
loss in joint ventures     (9.4)       -        (9.4)         -        (9.4)
Share of operating
profit in associates        0.1        -         0.1          -         0.1
                         ------    ------     ------      -----      ------
Profit on ordinary
activities before
interest                  680.8   (120.7)      560.1      152.5       712.6
                         ------    ------     ------      -----

Net interest and
similar charges
-Group                                                               (330.0)
-Joint ventures                                                        (2.9)
                                                                     ------
                                                                     (332.9)
                                                                     ------
Profit on ordinary
activities before
goodwill amortisation
and taxation                                                          507.3
Goodwill amortisation                                                (127.6)
                                                                     ------
Profit on ordinary
activities before
taxation                                                              379.7
Taxation                                                             ------
- Group before tax
on exceptional item                                                  (139.2)
- Tax on exceptional
item                                                                   45.9
- Joint ventures                                                       (1.9)
                                                                     ------
                     4                                                (95.2)
Profit after taxation                                                 284.5
Minority interests                                                     23.0
                                                                     ------
Profit for the financial year                                         307.5
Dividends            6                                               (477.3)
                                                                     ------
Loss retained                                                        (169.8)
                                                                     ------
Earnings per ordinary
share                5                                                16.80p
Adjusting items
- exceptional item                                                     4.09p
- goodwill amortisation                                                6.97p
                                                                     -------
Earnings per ordinary
share before
exceptional item
and goodwill
amortisation         5                                                27.86p
                                                                     -------
Diluted earnings per
ordinary share       5                                                16.74p
Adjusting items
- exceptional item                                                     4.07p
- goodwill amortisation                                                6.94p
                                                                     -------
Diluted earnings per
ordinary share
before exceptional
item and goodwill
amortisation         5                                                27.75p
                                                                     -------
Cash dividends per
ordinary share       6                                                26.04p
                                                                     -------

Statement of Total Recognised Gains and Losses for the year ended 31 March 2002

                                                         Year ended 31 March
                                                           2002        2001
                                                        (Pounds)m   (Pounds)m
(Loss)/profit for the financial year                      (987.1)     307.5

Exchange movement on translation
of overseas results and net assets                          (4.2)     493.1
Currency translation differences on
foreign currency hedging                                   (19.5)         -
Unrealised gains on fixed asset disposals                    4.9          -
------------------------------------------------------  --------   --------
Total recognised gains and losses for
the financial year                                      (1,005.9)     800.6
------------------------------------------------------  --------   --------

Note of Historical Cost Profits and Losses
for the year ended 31 March 2002
                                                         Year ended 31 March
                                                           2002       2001
                                                        (Pounds)m  (Pounds)m
(Loss)/profit on ordinary activities
before taxation                                           (938.8)     379.7
Differences between historical cost
depreciation charge and actual
depreciation charge for the year
calculated on the revalued
amount of fixed assets                                       3.4        3.4
Fixed asset revaluation
gains realised on disposal                                 168.2          -
------------------------------------------------------  --------   --------
Historical cost (loss)/profit on
ordinary activities before taxation                       (767.2)     383.1
------------------------------------------------------  --------   --------
Historical cost loss retained for
the financial year after taxation,
minority interest and dividends                         (1,755.6)    (166.4)
------------------------------------------------------  --------   --------

Reconciliation of Movements in Shareholders' Funds
for the year ended 31 March 2002
                                                         Year ended 31 March
                                                            2002       2001
                                                       (Pounds)m  (Pounds)m
(Loss)/profit for the financial year                      (987.1)     307.5
Dividends(including dividend in specie)                   (940.1)    (477.3)
------------------------------------------------------  --------   --------
Loss retained                                           (1,927.2)    (169.8)
Exchange movement on translation of overseas
results and net assets                                      (4.2)     493.1
Currency translation differences on
foreign currency hedging                                   (19.5)         -
Unrealised gains on fixed asset disposals                    4.9          -
Share capital issued                                        16.2        6.6
Goodwill realised on disposals                             753.3          -
Goodwill realised on demerger of Thus                       14.7          -
------------------------------------------------------  --------   --------
Net movement in shareholders' funds                     (1,161.8)     329.9
Opening shareholders' funds                              5,893.2    5,563.3
------------------------------------------------------  --------   --------
Closing shareholders' funds                              4,731.4    5,893.2
------------------------------------------------------  --------   --------

Group Cash Flow Statement
for the year ended 31 March 2002
                                                        Year ended 31 March
                                                            2002      2001
                                              Notes    (Pounds)m (Pounds)m
Cash inflow from operating activities           7        1,248.4    1,411.6
Dividends received from
joint ventures                                               0.3        2.1
Returns on investments and
servicing of finance                                      (377.8)    (373.5)
Taxation                                                   (85.0)    (152.6)
------------------------------------------------------  --------   --------
Free cash flow                                             785.9      887.6
Capital expenditure and
financial investment                                    (1,148.3)  (1,081.4)
------------------------------------------------------  --------   --------
Cash flow before acquisitions
and disposals                                             (362.4)    (193.8)

Acquisitions and disposals                                 150.0      482.9
Equity dividends paid                                     (496.8)    (471.3)
------------------------------------------------------  --------   --------
Cash outflow before use of
liquid resources and financing                            (709.2)    (182.2)
Management of liquid resources                  8          (38.7)     (11.9)
Financing
-Issue of ordinary share capital                            16.2        6.6
-Redemption of preferred stock of PacifiCorp               (69.5)         -
-Increase in debt                               8          982.4      189.5
------------------------------------------------------  --------   --------
                                                           929.1      196.1
------------------------------------------------------  --------   --------
Increase in cash in year                        8          181.2        2.0
------------------------------------------------------  --------   --------
Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 March 2002
                                                         Year ended 31 March
                                                            2002      2001
                                              Note       (Pounds)m (Pounds)m
Increase in cash in year                                  181.2        2.0
Cash inflow from increase
in debt                                                  (982.4)    (189.5)
Cash outflow from movement
in liquid resources                                        38.7       11.9
------------------------------------------------------  --------   -------
Change in net debt resulting
from cash flows                                          (762.5)    (175.6)
Net funds disposed                                        (46.9)         -
Exchange                                                   (6.3)    (264.7)
Other non-cash movements                                 (107.6)      (3.3)
------------------------------------------------------  -------    -------
Movement in net debt in year                             (923.3)    (443.6)
Net debt at end of previous year                       (5,285.1)  (4,841.5)
------------------------------------------------------  -------    -------
Net debt at end of year                       8        (6,208.4)  (5,285.1)
------------------------------------------------------  -------    -------

Group Balance Sheet
as at 31 March 2002

                                                            2002         2001
                                             Notes     (Pounds)m    (Pounds)m
Fixed assets
Intangible assets - goodwill                             2,658.9    2,840.8
Tangible assets                                         11,652.3   11,920.8
Investments
-Investments in joint ventures:
 Share of gross assets                                     119.3      118.4
 Share of gross liabilities                                (82.4)     (74.6)
                                                        --------   --------
                                                            36.9       43.8
-Investments in associates                                   5.2        5.0
-Other investments                                         223.5      247.5
                                                        --------   --------
                                                           265.6      296.3
                                                        --------   --------
                                                        14,576.8   15,057.9
                                                        --------   --------
Current assets
Stocks                                                     167.0      215.1
Debtors
-Gross debtors                                           1,448.2    1,758.2
-Less non-recourse financing                              (257.4)    (285.7)
                                                        --------   --------
                                                         1,190.8    1,472.5
Short-term bank and other deposits                         380.8      230.2
                                                        --------   --------
                                                         1,738.6    1,917.8
                                                        --------   --------
Creditors: amounts falling due
within one year
Loans and other borrowings                              (1,226.8)    (627.9)
Other creditors                                         (1,951.9)  (2,375.9)
                                                        --------   --------
                                                        (3,178.7)  (3,003.8)
                                                        --------   --------
Net current liabilities                                 (1,440.1)  (1,086.0)
                                                        --------   --------
Total assets less current liabilities                   13,136.7   13,971.9
Creditors: amounts falling due after
more than one year
Loans and other borrowings                              (5,362.4)  (4,887.4)
                                                        --------   --------
Provisions for liabilities and charges
 -Deferred tax                                          (1,691.2)  (1,625.3)
 -Other provisions                                        (713.8)    (778.7)
                                                        --------   --------
                                                        (2,405.0)  (2,404.0)
Deferred income                                           (551.2)    (501.5)
                                                        --------   --------
Net assets                           2                   4,818.1    6,179.0
                                                        --------   --------
Called up share capital                                    926.3      924.5
Share premium                        9                   2,254.1    3,739.7
Revaluation reserve                                         45.5      217.1
Capital redemption reserve                                  18.3       18.3
Merger reserve                                             406.4      406.4
Profit and loss account              9                   1,080.8      587.2
                                                        --------   --------
Equity shareholders' funds                               4,731.4    5,893.2
Minority interests (including non-equity)                   86.7      285.8
                                                        --------   --------
Capital employed                                         4,818.1    6,179.0
                                                        --------   --------
Net asset value per ordinary share   5                     254.8p     318.7p
                                                        --------   --------

Notes to the Preliminary Statement and quarterly Accounts for the year ended 31 March 2002

1    Basis of preparation

(a) The financial information included within this Preliminary Statement has been prepared on the basis of accounting policies consistent with those set out in the Directors' Report and Accounts for the year ended 31 March 2001.

(b) The information shown for the years ended 31 March 2002 and 31 March 2001 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the years ended 31 March 2002 and 31 March 2001 respectively. The reports of the auditors on those Accounts were unqualified and did not contain a Statement under either
Section 237(2) or Section 237(3) of the Companies Act 1985. The Accounts for the year ended 31 March 2001 have been filed with the Registrar of Companies. The Accounts for the year ended 31 March 2002 will be delivered to the Registrar of Companies in due course. The information shown in respect of the three months ended 31 March 2002 and 31 March 2001 is unaudited.

(c) The relevant exchange rates applied in the preparation of the Preliminary Statement and quarterly Accounts are detailed in Note 13.

(d) The financial information on pages x to x was approved by the Board on 1 May 2002.

2    Segmental information

(a)  Turnover by segment
                                  Three months ended 31 March
                     Total             Inter-segment                External
                    turnover              turnover                  turnover
                  2002      2001        2002       2001         2002        2001
       Notes (Pounds)m (Pounds)m   (Pounds)m   (Pounds)m    (Pounds)m  (Pounds)m
United
Kingdom
UK Division-
Generation,

Trading
and Supply (i)    635.3    634.6       10.2       10.8      625.1     623.8
Infrastructure
Division-
 Power
 Systems   (i)    177.6    182.1      107.5      116.0       70.1      66.1
                 ------   ------     ------     ------    -------   -------
United Kingdom
total-
continuing
operations                                                  695.2     689.9
United States
- continuing
operations
US Division-
PacifiCorp        697.5    845.7          -          -      697.5     845.7
                 ------   ------     ------     ------    -------   -------
Total
continuing
operations                                                1,392.7   1,535.6
                                                          -------   -------
United Kingdom-
discontinued
operations
Infrastructure
Division-
 Southern
 Water     (i)    109.4    108.3          -          -      109.4     108.3
Thus      (ii)     41.7     70.1        6.5       12.4       35.2      57.7
Appliance
Retailing  (i)        -     80.6          -        2.2          -      78.4
                 ------   ------     ------     ------    -------   -------
United Kingdom
total-
discontinued
operations                                                  144.6     244.4
                                                          -------   -------

Total     (iii)                                           1,537.3   1,780.0
                                                          -------   -------

                                      Year ended 31 March
                       Total               Inter-segment               External
                      turnover                turnover                 turnover
                   2002       2001        2002        2001         2002        2001
         Notes  (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m    (Pounds)m   (Pounds)m
United
Kingdom
UK Division-
Generation,
Trading
and Supply (i)   2,160.7      2,099.1       39.3        35.3      2,121.4     2,063.8
Infrastructure
Division-
 Power
 Systems   (i)     646.6        666.3      399.0       442.6        247.6       223.7
                 -------      -------    -------     -------      -------     -------
United Kingdom
total-
continuing
operations                                                        2,369.0     2,287.5
                                                                  -------     -------
United
States-
continuing
operations
US Division-
PacifiCorp       3,153.8      3,122.3          -           -      3,153.8     3,122.3
                 -------      -------    -------     -------      -------     -------
Total
continuing
operations                                                        5,522.8     5,409.8
                                                                  -------     -------
United
Kingdom-
discontinued

operations
Infrastructure
Division-
 Southern
 Water     (i)     430.6      422.9       0.7        0.5      429.9     422.4
Thus      (ii)     257.8      233.8      28.7       34.4      229.1     199.4
Appliance
Retailing  (i)     133.9      325.4       1.6        7.7      132.3     317.7
                 -------    -------   -------    -------    -------   -------
United
Kingdom total-
discontinued
operations                                                    791.3     939.5
                                                            -------   -------
Total      (iii)                                            6,314.1   6,349.3
                                                            -------   -------


(b) Operating profit/(loss) by segment

                                        Three months ended 31 March
                     Before
                     goodwill
                     amortis-
                     ation and                                        Before
                     except      Goodwill     Except                  goodwill    Goodwill-
                     -ional      amortis-     -ional                  amortis-    amortis-
                     item         ation         item                   ation       ation
                     2002         2002         2002        2002        2001        2001          2001
          Notes     (Pounds)m    (Pounds)m    (Pounds)m  (Pounds)m   (Pounds)m    (Pounds)m    (Pounds)m
United
Kingdom
UK Division-
Generation,
Trading
and Supply (i)         55.2          (1.3)      (18.5)     35.4         62.4         (0.4)         62.0
Infrastructure
Division-
 Power
 Systems   (i)        100.5             -           -     100.5        102.3            -         102.3
                     ------        ------       -----     -----        -----        -----         -----
United Kingdom
total-
continuing
operations            155.7          (1.3)      (18.5)    135.9        164.7         (0.4)        164.3
                     ------        ------       -----     -----        -----        -----         -----

United
States-
continuing
operations
US Division-
PacifiCorp            168.3         (35.5)          -     132.8         66.7        (34.7)         32.0
                     ------        ------       -----     -----        -----        -----         -----
Total
continuing
operations            324.0         (36.8)      (18.5)    268.7        231.4        (35.1)        196.3
                     ------        ------       -----     -----        -----        -----         -----
United Kingdom-
discontinued
operations
Infrastructure
Division-
 Southern
 Water     (i)         58.9             -           -      58.9         52.3            -          52.3
Thus       (ii)       (20.3)         (0.6)          -     (20.9)        (8.5)        (0.6)         (9.1)
Appliance
Retailing  (i)            -             -           -         -         (2.2)           -          (2.2)
                     ------        ------       -----     -----        -----        -----         -----
United Kingdom
total-
discontinued
operations             38.6          (0.6)          -      38.0         41.6         (0.6)         41.0
                     ------        ------       -----     -----        -----        -----         -----
Total                 362.6         (37.4)      (18.5)    306.7        273.0        (35.7)        237.3

                 ------           ------   ------  ------ ------   -----    -----

                                                      Year ended 31 March

                Before                                        Before
                goodwill                                      goodwill
                amortis-                                      amortis-
                ation                                         ation
                and                                           and
                except      Goodwill    Except                except-    Goodwill   Except-
                -ional      amortis-   -ional                 ional      amortis-   ional
                 item       ation       item                  item       ation      item
                 2002       2002        2002       2002       2001       2001       2001        2001
       Notes  (Pounds m)  (Pounds m) (Pounds m) (Pounds m) (Pounds m) (Pounds m) (Pounds m)  (Pounds m)
United
Kingdom
UK Division-
Generation,
Trading
and Supply (i)    78.7        (4.9)    (18.5)       55.3      122.7      (0.4)        -        122.3
Infrastructure
Division-
 Power
 Systems   (i)   354.9           -         -       354.9      341.3         -         -        341.3
                ------      ------    ------      ------     ------     -----    ------        -----
United
Kingdom
total-
continuing
operations       433.6        (4.9)    (18.5)      410.2      464.0      (0.4)        -        463.6
              --------     -------   -------     -------    -------    ------   -------      -------
United
States-
continuing
operations
US Division-
PacifiCorp       366.9      (141.7)        -       225.2      351.3    (124.8)   (120.7)       105.8
              --------     -------   -------     -------    -------    ------   -------      -------
Total
continuing
operations       800.5      (146.6)    (18.5)      635.4      815.3    (125.2)   (120.7)       569.4
              --------     -------   -------     -------    -------    ------   -------      -------
United Kingdom-
discontinued
operations
Infrastructure
Division-
 Southern
 Water     (i)   216.3           -         -       216.3      221.6         -         -        221.6
Thus      (ii)   (63.7)       (2.4)        -       (66.1)     (58.0)     (2.4)        -        (60.4)
Appliance
Retailing  (i)    (9.0)          -         -        (9.0)      (8.7)        -         -         (8.7)
              --------     -------   -------     -------    -------    ------   -------      -------
United Kingdom
total-
discontinued
operations       143.6        (2.4)        -       141.2      154.9      (2.4)        -        152.5
              --------     -------   -------     -------    -------    ------   -------      -------
Total            944.1      (149.0)    (18.5)      776.6      970.2    (127.6)   (120.7)       721.9
              --------     -------   -------     -------    -------    ------   -------      -------

(c) Net assets by segment
                                                    31 March           31 March
                                                      2002               2001
                                     Notes         (Pounds m)         (Pounds m)
United Kingdom
UK Division-
Generation, Trading and
Supply                             (i),(iv)           873.4              691.2
Infrastructure
Division-
 Power Systems                     (i),(iv)         2,070.7            1,979.0
                                                   --------           --------
United Kingdom total-
continuing operations                               2,944.1            2,670.2

                                                         -------      -------
United States-
continuing
operations
US Division-
PacifiCorp                                              7,776.0       7,778.7
                                                       --------      --------
Total continuing operations                            10,720.1      10,448.9
                                                       --------      --------
United Kingdom-
discontinued
operations
Infrastructure
Division-
 Southern Water                    (i),(iv)             2,347.6       2,590.4
Thus                              (ii),(iv)                   -         459.3
Appliance Retailing                (i),(iv)                   -          55.6
                                                       --------      --------
United Kingdom
total-
discontinued
operations                                              2,347.6       3,105.3
                                                       --------      --------
Unallocated net liabilities       (iv),(v)             (8,249.6)     (7,375.2)
                                                       --------      --------
Total                                                   4,818.1       6,179.0
                                                       --------      --------

(i) The group's business segments have been defined on a consistent basis with previous quarters in the current financial year, resulting in a change in the definition of the segments presented in the prior year's Preliminary Statement. The former Generation Wholesale and Energy Supply segments have been combined and the former Other segment (other than Appliance Retailing) has been absorbed into the new UK business segments. Prior year comparatives have been restated accordingly. The previously reported turnover, operating profit and net assets of the Other segment have been allocated as follows:

                               Three months ended         Year ended             31 March
                                  31 March 2001         31 March 2001              2001
                             External    Operating     External    Operating       Net
                             turnover      loss        turnover     profit        assets
                            (Pounds) m  (Pounds) m    (Pounds) m  (Pounds) m    (Pounds) m
United Kingdom
UK Division-
Generation,
Trading
and Supply                    34.8        (3.0)           79.9        (6.3)        27.9
Infrastructure
Division
 Power Systems                 0.6         0.6            11.1        17.1          2.3
 Southern Water                  -           -             0.8         0.4          1.5
Appliance
Retailing                     78.4        (2.2)          317.7        (8.7)        55.6
                             -----        -----          -----        -----        -----
Other total                  113.8        (4.6)          409.5         2.5         87.3
                             -----        -----          -----        -----        -----

(ii) The segment previously described as 'Telecoms' has been redesignated 'Thus' as historical data for this segment no longer includes data relating to other telecoms operations disposed in prior years.

(iii) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(iv) As required by the Utilities Act 2000, the group implemented a new legal entity structure for certain of its UK businesses to give effect to business separation. Following the creation of this new legal structure on 1 October 2001, the directors reviewed the group's segments and concluded that no changes were required to the business segments disclosed above. However, they also reviewed the items to be included within each segment's net assets, particularly in relation to intra-group balances. The net assets by segment figures above have been presented on this revised basis and comparative figures have been restated accordingly.

(v) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Exceptional items

                                      Three months ended                 Year ended
                                            31 March                      31 March
                                          2002       2001              2002       2001
                             Notes     (Pounds) m (Pounds) m        (Pounds) m (Pounds) m
(a) Recognised in arriving at operating profit
Continuing operations
 Reorganisation costs       (i),(iv)       (18.5)      -             (18.5)     (120.7)
                                         -------   -----           -------    --------
                                           (18.5)      -             (18.5)     (120.7)
                                         -------  ------           -------     -------
(b) Recognised after operating profit
Discontinued operations
  Loss on disposal of
  and withdrawal
  from Appliance Retailing       (ii)           -       -            (120.1)          -
  Provision for loss
  on disposal
  of Southern Water
  before goodwill
  write back                     (iii)     (449.3)      -            (449.3)          -
  Goodwill write back
  relating to
  Southern Water                 (iii)     (738.2)      -            (738.2)          -
                                          -------   -----           -------     -------
                                         (1,187.5)      -          (1,307.6)          -
                                          -------   -----           -------    --------

  Total exceptional items
  before interest and
  taxation                               (1,206.0)      -          (1,326.1)     (120.7)
  Restructuring of
  debt portfolio                 (iii)      (30.8)      -             (30.8)          -
  Tax on exceptional items                   17.8       -              38.8        45.9
                                          -------   -----           -------    --------
  Total exceptional
  items(net of tax)                      (1,219.0)      -          (1,318.1)      (74.8)
                                          -------   -----           -------    --------
  Year ended 31 March 2002

  (i) An exceptional charge of (Pounds) 18.5 million was incurred relating to reorganisation costs for the UK Division - Generation, Trading and Supply and primarily represents severance and related costs.

  (ii) An exceptional charge of (Pounds) 120.1 million relates to the loss on disposal of and withdrawal from the group's Appliance Retailing operations. This charge includes (Pounds) 15.1 million of goodwill previously written off to reserves. The pre-goodwill loss of (Pounds) 105.0 million comprises asset impairments of (Pounds) 54.2 million and provisions for trading losses and closure costs of (Pounds) 50.8 million, of which (Pounds) 43.5 million had been incurred by 31 March 2002.

  (iii) On 23 April 2002, the group completed the sale of Aspen 4 Limited (the holding company of Southern Water plc) to First Aqua Limited for a total consideration, before expenses, of (Pounds) 2.05 billion including repayment and acquisition of intra-group non-trading indebtedness and assumption by First Aqua Limited of Southern Water's non-trading debt due to third parties. An exceptional charge of (Pounds) 1,187.5 million relates to the provision for the loss on disposal of the group's Southern Water business. This charge includes (Pounds) 738.2 million of goodwill previously written off to reserves. Net exceptional finance costs of (Pounds) 30.8 million were incurred comprising hedging and debt redemption costs associated with the proposed refinancing of Southern Water and the restructuring of the group's debt portfolio in anticipation of the disposal of Southern Water.

  Year ended 31 March 2001

  (iv) The charge of (Pounds) 120.7 million related to the cost of the Transition Plan for PacifiCorp announced on 4 May 2000 and primarily represented severance and related costs for approximately 1,600 employees.

4 Taxation

  The charge for taxation, including deferred tax, for the year ended 31 March

2002 reflects the effective rate for the year ending 31 March 2002 of 21.5% (2001 22.5%)on the profit before goodwill amortisation, exceptional items and taxation as detailed below:

                                 Three months ended          Year ended
                                     31 March                 31 March
                                  2002        2001         2002        2001
                               (Pounds)m   (Pounds)m    (Pounds)m   (Pounds)m
(Loss)/profit on ordinary
activities before taxation     (1,006.6)     151.5        (938.8)      379.7
Adjusting items
-exceptional items
 before taxation                1,236.8          -       1,356.9       120.7
-goodwill amortisation             37.4       35.7         149.0       127.6
                                -------     ------       -------      ------
Profit on ordinary
activities before
exceptional items,
goodwill amortisation
and taxation                      267.6      187.2         567.1       628.0
                                -------     ------       -------      ------

5  (Loss)/earnings and net asset value per ordinary share

(a) (Loss)/earnings per ordinary share have been calculated for all periods by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

                                 Three months ended            Year ended
                                     31 March                  31 March
                                  2002        2001         2002        2001
(Loss)/profit for the period
((Pounds) million)             (1,035.6)     108.3       (987.1)       307.5
Basic weighted average
share capital
(number of shares, million)     1,841.5    1,832.3      1,837.8      1,830.3
Diluted weighted average
share capital
(number of shares, million)     1,844.9    1,837.3      1,840.1      1,837.4
                                -------     ------       -------      ------
The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group's Employee Share Ownership Plan. These share options are dilutive by reference to continuing operations and accordingly a diluted EPS has been calculated which has the impact of reducing the net (loss)/earnings per ordinary share.

(b) The calculation of (loss)/earnings per ordinary share, on a basis which excludes exceptional items and goodwill amortisation, is based on the following adjusted earnings:

                                 Three months ended           Year ended
                                     31 March                  31 March
                                  2002        2001         2002        2001
                               (Pounds)m    (Pounds)m    (Pounds)m   (Pounds)m
(Loss)/profit for the period   (1,035.6)     108.3        (987.1)      307.5
Adjusting items
- exceptional items
(net of attributable taxation)  1,219.0          -       1,318.1        74.8
- goodwill amortisation            37.4       35.7         149.0       127.6
                                -------     ------       -------      ------
Adjusted earnings                 220.8      144.0         480.0       509.9
                                -------     ------       -------      ------

Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial years (after adjusting for the effect of shares held in trust for the group's Sharesave Schemes and Employee Share Ownership Plan):

                                                        31 March    31 March
                                                            2002       2001

Net assets (as adjusted)((Pounds) million)               4,692.5     5,841.9
Number of ordinary shares in issue
at the year end (as adjusted)
(number of shares, million)                              1,841.9     1,833.0
                                                         -------     -------

6    Dividends

(a)  Cash dividends

                                          2002      2001
                                          pence     pence
                                          per       per
                                          ordi-     ordi-
                                          nary      nary      2002      2001
                                          share     share  (Pounds)m  (Pounds)m
First interim dividend paid               6.835     6.51      125.4     119.1
Second interim dividend paid              6.835     6.51      125.9     119.3
Third interim dividend paid               6.835     6.51      126.1     119.5
Final dividend                            6.835     6.51      126.1     119.4
                                         -----     -----      -----     -----
Total cash dividends                     27.34     26.04      503.5     477.3
                                         -----     -----      -----     -----
(b)  Dividend in specie on demerger of Thus

                                                             2002      2001
                                                           (Pounds)m (Pounds)m
Demerger dividend                                             436.6         -
                                                              -----     -----
The demerger of Thus was recorded in the group Accounts at the book value of the net assets which were deconsolidated, (Pounds)421.9 million, together with (Pounds)14.7 million of related goodwill which had previously been written off to reserves, giving a dividend in specie of (Pounds)436.6 million.

The demerger of Thus was recorded in the individual company Accounts of Scottish Power plc at the book value of the cost of investment in the ordinary and preference shares of Thus, giving a dividend in specie of (Pounds)396.3 million.

7   Reconciliation of operating profit to net cash inflow from operating activities

                                                             Year ended
                                                              31 March
                                                           2002       2001
                                                        (Pounds)m   (Pounds)m
Operating profit                                           776.6      721.9
Depreciation and amortisation                              717.0      607.9
Profit on sale of tangible fixed assets
and disposal of businesses                                  (7.7)     (19.9)
Release of deferred income                                 (17.8)     (15.1)
Movements in provisions for
liabilities and charges                                    (93.6)      57.5
Decrease/(increase) in stocks                               10.4      (13.3)
Decrease/(increase) in debtors                              58.4     (137.2)
(Decrease)/increase in creditors                          (194.9)     209.8
                                                         -------    -------
Net cash inflow from operating activities                1,248.4    1,411.6
                                                         -------    -------

8    Analysis of net debt

                                                Disposal
                                                (excl.                     Other
                          At                     cash &                    non-       At 31
                          1 April      Cash      over-                     cash       March
                          2001         flow     drafts)      Exchange     changes      2002
                       (Pounds)m     (Pounds)m  (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m
Cash at bank             139.7        163.4        -         (0.3)             -        302.8
Overdrafts               (52.5)        17.8        -          0.1              -        (34.6)
                                     ------
                                      181.2

Debt due after 1 year (4,868.3)      (364.7)       -         (3.7)        (106.3)    (5,343.0)
Debt due within 1 year  (575.4)      (617.4)     4.4         (2.5)          (1.3)    (1,192.2)
Finance leases           (19.1)        (0.3)       -            -              -        (19.4)
                                     ------
                                     (982.4)

Other deposits            90.5     38.7   (51.3)    0.1         -       78.0
                      --------   ------   -----   -----    ------   --------
Total                 (5,285.1)  (762.5)  (46.9)   (6.3)   (107.6)  (6,208.4)
                      --------   ------   -----   -----    ------   --------
'Other non-cash changes' to net debt represents amortisation of finance costs of (Pounds)1.5 million, finance costs of (Pounds)5.6 million representing the effects of the RPI on bonds carrying an RPI coupon and the recognition of the share of debt in joint arrangements of (Pounds)100.5 million.

9    Share premium reduction

The company applied to the Court of Session ('the Court') to approve a reduction in the share premium account which had previously been approved by the company's shareholders at an Extraordinary General Meeting on 21 January 2002. On 5 March 2002, the Court approved the reduction of the company's share premium account by (Pounds)1,500 million. This amount has been transferred to the company's profit and loss account reserve.

10   Southern Water Services Limited - Preliminary results for the year ended 31
March 2002

This note is included to comply with assurances given to OFWAT at the time of the acquisition of Southern Water plc to supply financial information for Southern Water Services Limited, the regulated business.

                                                              Year ended
                                                               31 March
                                                Notes      2002       2001
Summarised Profit and Loss Account                (a) (Pounds)m  (Pounds)m

Company turnover from continuing  operations              429.9      421.6
                                                       --------   --------
Profit on ordinary activities before
exceptional item                                          212.8      219.7
Exceptional item                                           (9.6)         -
                                                       --------   --------
Profit on ordinary activities before interest             203.2      219.7
Net interest payable                                      (71.9)     (66.3)
                                                       --------   --------
Profit on ordinary activities before taxation             131.3      153.4
Taxation                                                  (38.3)     (26.7)
                                                       --------   --------
Profit after taxation                                      93.0      126.7
Dividends                                                     -      (47.8)
                                                       --------   --------
Profit retained                                            93.0       78.9
                                                       --------   --------
Earnings per share ((Pounds) per ordinary share)  (b)   1,660.7    2,262.5
                                                       --------   --------
Dividend per share ((Pounds) per ordinary share)  (c)         -      852.8
                                                       --------   --------


                                                          31          31
                                                         March      March
                                                Note     2002        2001
Summarised Balance Sheet                         (a)   (Pounds)m   (Pounds)m

Fixed assets                                            2,504.8    2,340.6
Net current liabilities                                  (823.6)    (618.3)
Creditors: amounts falling
due after more than one year
Loans and other borrowings                               (482.1)    (637.9)
Provisions for liabilities
and charges
- Deferred tax                                           (352.1)    (331.7)
- Other                                                    (3.1)      (3.1)
Deferred income                                           (37.4)     (36.1)
                                                       --------   --------
Net assets                                                806.5      713.5
                                                       --------   --------
Share capital                                               0.1        0.1
Share premium account
and reserves                                              806.4      713.4
                                                       --------   --------
Capital employed                                          806.5      713.5

                                                       --------   --------

                                                              Year ended
                                                               31 March
                                                             2002    2001
Summarised Cash Flow Statement                          (Pounds)m  (Pounds)m

Cash inflow from operating activities                     199.4      336.8
Net dividends and interest                                (90.5)    (114.5)
Ordinary taxation                                         (32.7)     (50.9)
                                                       --------   --------
Free cash flow                                             76.2      171.4
Capital expenditure                                      (256.8)    (285.8)
Other items                                                 4.5        4.1
                                                       --------   --------
Net cash outflow before financing                        (176.1)    (110.3)
                                                       --------   --------
Financing
New loans                                                 182.8      125.3
Repayment of loans                                        (14.4)     (11.8)
                                                       --------   --------
Net cash inflow from financing                            168.4      113.5
                                                       --------   --------
(Decrease)/increase in cash                                (7.7)       3.2
                                                       --------   --------

(a)  Disclosure of information
The summarised profit and loss account and balance sheet for Southern Water Services Limited have been prepared on the same basis as those for the Scottish Power plc Accounts as disclosed in Note 1.

(b)  Earnings per ordinary share
Earnings per ordinary share have been calculated by dividing the profit for the financial year by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

                                                              Year ended
                                                               31 March
                                                           2002       2001
Profit for the year((Pounds) million)                       93.0     126.7
Weighted average share capital
(number of shares, million)                                0.056     0.056
                                                          ------    ------
(c) Dividends per ordinary share
                                         2002      2001
                                        pounds    pounds
                                          per       per
                                          ordi-     ordi-
                                          nary      nary     2002      2001
                                          share     share (Pounds)m  (Pounds)m
Interim dividend paid                         -     284.3      -       15.9
Proposed final dividend                       -     568.5      -       31.9
                                          ------    ------  ------    ------
Total dividends                               -     852.8      -       47.8
                                          ------    ------  ------    ------
No dividend was declared in 2001/02.

11   Summary of differences between UK and US Generally Accepted Accounting
Principles ('GAAP')

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to (loss)/profit for the financial year and equity shareholders' funds are set out in the tables below.

(a)  Reconciliation of (loss)/profit for the financial year to US GAAP:
                                                               Year ended
                                                              31 March
                                                           2002       2001
                                                         (Pounds)m  (Pounds)m
(Loss)/profit for the financial year
under UK GAAP                                            (987.1)      307.5
US GAAP adjustments:
 Amortisation of goodwill                                 (23.5)      (35.9)
 Disposal of businesses                                   279.1           -

 US regulatory assets                                      95.3        73.8
 Pensions                                                  40.0        95.5
 Impairment on demerger of Thus                          (243.7)          -
 Depreciation on
 revaluation uplift                                         3.4         3.4
 Decommissioning and mine
 reclamation liabilities                                  (21.8)      (32.3)
 PacifiCorp Transition Plan costs                         (29.9)      108.2
 FAS 133 adjustment                                       144.5           -
 Other                                                    (17.7)       (0.4)
 Re-classification as
 extraordinary item                                        12.0           -
                                                         ------       -----
                                                         (749.4)      519.8
Deferred tax effect of
US GAAP adjustments                                       (67.6)     (133.0)
                                                         ------       -----
                                                         (817.0)      386.8
Extraordinary item (net of tax)                            (8.4)          -
                                                         ------       -----
(Loss) /profit for the financial
year under US GAAP before
cumulative adjustment for FAS 133                        (825.4)      386.8
Cumulative adjustment for FAS 133                         (61.6)          -
                                                         ------       -----
(Loss)/profit for the financial year
under US GAAP                                            (887.0)      386.8
                                                         ------       -----
(Loss)/earnings per share under US GAAP                  (44.91)p     21.13p
                                                         ------       -----
Diluted (loss)/ earnings per share under US GAAP         (44.91)p     21.05p
                                                         ------       -----

(Loss)/earnings per share under US GAAP have been calculated before the cumulative adjustment for FAS 133.

As permitted under UK GAAP, (loss)/earnings per share have been presented including and excluding the impact of exceptional items and goodwill amortisation to provide an additional measure of underlying performance. In accordance with US GAAP, (loss)/earnings per share have been presented above based on US GAAP earnings, without adjustments for the impact of exceptional items and goodwill amortisation. Such additional measures of underlying performance are not permitted under US GAAP. The inclusion of exceptional items in the determination of earnings per share in accordance with US GAAP decreased earnings by (Pounds)1,039.0 million or 56.53 pence per share for the year ended 31 March 2002. The inclusion of goodwill amortisation decreased earnings by (Pounds)172.5 million or 9.39 pence per share for the year ended 31 March 2002 and by (Pounds)163.5 million or 8.93 pence per share for the year ended 31 March 2001.

(b)Effect on equity shareholders' funds of differences between UK GAAP and US
GAAP:

                                                           31          31
                                                          March      March
                                                          2002        2001
                                                        (Pounds)m   (Pounds)m
Equity shareholders' funds under UK GAAP                 4,731.4    5,893.2
US GAAP adjustments:
Goodwill                                                   572.3    1,349.9
Business combinations                                     (174.2)    (188.7)
Amortisation of goodwill                                   (84.2)    (172.7)
ESOP shares held in trust                                  (38.9)     (51.1)
US regulatory assets                                     1,042.8      661.2
Pensions                                                   222.9      245.0
Cash dividends                                             126.1      119.4
Revaluation of fixed assets                                (54.0)    (229.0)
Depreciation on revaluation uplift                           8.5       11.9
Decommissioning and mine
reclamation liabilities                                     60.7       82.5
PacifiCorp Transition Plan costs                            86.9      117.2
FAS 133 adjustment                                        (308.2)         -
Other                                                       (3.4)      12.1
Deferred tax:
 Effect of US GAAP adjustments                            (316.9)    (351.0)

 Effect of differences in methodology                      (21.3)     (37.0)
                                                         -------    -------
Equity shareholders' funds under US GAAP                 5,850.5    7,462.9
                                                         -------    -------

FAS 133 'Accounting for Derivative Instruments and Hedging Activities' was effective for the group from 1 April 2001. The statement establishes accounting and reporting standards that require every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. Changes in the derivative's fair value will be recognised concurrently in earnings unless specific hedge accounting criteria are met.

The effect of adopting FAS 133 on earnings and equity shareholders' funds is included in the UK GAAP to US GAAP reconciliations as shown above. The total FAS 133 adjustment included within equity shareholders' funds of (Pounds)308.2 million at 31 March 2002 is offset by (Pounds)328.9 million included within US regulatory assets relating to PacifiCorp's regulated activities which have been deferred as a regulatory asset under FAS 71 on the basis of approvals received from Public Utility Commissions to adopt this accounting treatment.

12 Contingent liabilities

Thus Flotation

In November 1999, the group floated a minority stake in its internet and telecommunications business, Thus plc. This gave rise to a contingent liability to corporation tax on chargeable gains, estimated at amounts up to (Pounds)570 million.

On 19 March 2002, the group demerged its residual holding in Thus Group plc (the new holding company of Thus plc). The charge referred to above could still arise, in certain circumstances, before 19 March 2007. Members of the ScottishPower group have agreed to indemnify Thus Group plc for any such liability, except in circumstances arising without the consent of the ScottishPower group.

Legal Proceedings

The group's businesses are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the group is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, the directors currently believe that disposition of these matters will not have a materially adverse effect on the group's consolidated Accounts.

13 Exchange rates

The exchange rates applied in the preparation of the Preliminary Statement and quarterly Accounts were as follows:

                                                          Year ended
                                                            31 March
                                                      2002           2001
Average rate for quarters ending
30 June                                          $1.42/(Pounds)   $1.53/(Pounds)
30 September                                     $1.44/(Pounds)   $1.48/(Pounds)
31 December                                      $1.44/(Pounds)   $1.45/(Pounds)
31 March                                         $1.43/(Pounds)   $1.46/(Pounds)
                                                 ------           ------
Closing rate as at 31 March                      $1.42/(Pounds)   $1.42/(Pounds)
                                                 ------           ------